UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934


Date of Report:      June 13, 2012
(Date of earliest event reported)


| Commission<br>File Number | Registrant; State of Incorporation<br>Address; and Telephone Number | IRS Employer<br>Identification No. |
|---|---|---|
| 1-11337 | INTEGRYS ENERGY GROUP, INC.<br>(A Wisconsin Corporation)<br>130 East Randolph Street<br>Chicago, Illinois  60601-6207<br>(312) 228-5400 | 39-1775292 |


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01     Entry into a Material Definitive Agreement**

On June 13, 2012, Integrys Energy Group, Inc. entered into an unsecured $635 million Five-Year Credit Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Union Bank, N.A.; JPMorgan Chase Bank, N.A.; KeyBank National Association; Mizuho Corporate Bank Ltd.; The Bank of Nova Scotia; U.S. Bank National Association; and J.P. Morgan Securities LLC. The new credit agreement matures on June 13, 2017.  The new facility will be used to provide backup support for commercial paper borrowings and letters of credit.

The new agreement replaces the existing $735 million Three-Year Credit Agreement entered into in April 2010. The reduced size of the new credit agreement reflects reduced credit and collateral support requirements for Integrys Energy Services, Inc., a wholly owned subsidiary of Integrys Energy Group.

The entire $635 million revolving credit line is available for letters of credit.  The amounts of any letters of credit issued and outstanding under the agreement will be reserved and will not be available for other borrowings.

Integrys Energy Group has the option to borrow funds under the new credit agreement as: 1) Base Rate loans at a floating rate equal to the greatest of: (a) the Federal Funds Rate in effect on such day plus 0.50%; (b) the Prime Rate in effect on such day; or (c) the Eurodollar Rate plus 1.00%, plus an additional 0.25% in all three cases, or 2) Eurodollar loans at a Eurodollar rate plus 1.25%.  In addition, Integrys Energy Group will pay quarterly commitment fees of 17.5 basis points on the unused portion of the facility, letter of credit fees of 125.0 basis points, and an annual administrative fee to the administrative agent.  The letter of credit fees apply only to outstanding letters of credit. The additional interest rate on Base Rate and Eurodollar loans and all of the fees (other than the administrative fee) are based on Integrys Energy Group's current credit ratings and will change if there is a change in the underlying credit ratings.

The new credit agreement contains customary conditions of borrowing, customary events of default and customary affirmative and negative covenants, including a covenant to maintain a debt to total capitalization ratio not to exceed 65%, excluding non-recourse debt.

Integrys Energy Group may from time to time enter into arm's-length transactions and maintain customary banking and investment banking relationships with one or more of the lenders who are a party to the new credit agreement.

The new credit agreement is filed as Exhibit 10 to this Current Report on Form 8-K and is incorporated into this Current Report on Form 8-K by reference.  The brief summary of the material provisions of the new credit agreement set forth above is qualified in its entirety by reference to the full text of the credit agreement.

Concurrent with the above, credit facilities maturing in 2013 of $115 million at Wisconsin Public Service Corporation and $250 million at The Peoples Gas Light and Coke Company (both wholly owned subsidiaries of Integrys Energy Group) were also replaced at identical commitment levels.

**Item 2.03     Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

**Item 9.01**      **Financial Statements and Exhibits**

(a)     Not applicable.

(b)     Not applicable.

(c)     Not applicable.

(d)     <u>Exhibits</u>.  The following exhibit is being filed herewith:

     10     Five-Year Credit Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Union Bank N.A. as Syndication Agents, Active Lead Arrangers, and Book Managers; U.S. Bank National Association as Administrative Agent, Swing Line Lender, L/C Issuer, Active Lead Arranger, and Book Manager; KeyBank National Association, Mizuho Corporate Bank Ltd., and The Bank of Nova Scotia as Documentation Agents, Lead Arrangers, and Book Managers; JPMorgan Chase Bank, N.A. as Documentation Agent; and J.P. Morgan Securities LLC as Lead Arranger and Book Manager; dated as of June 13, 2012.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INTEGRYS ENERGY GROUP, INC.**

By:  /s/ William J. Guc
      William J. Guc
      Vice President and Treasurer

Date:  June 19, 2012

**INTEGRYS ENERGY GROUP, INC.**

Exhibit Index to Form 8-K
Dated June 13, 2012

**Exhibit**
**Number**

10          Five-Year Credit Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Union Bank N.A. as Syndication Agents, Active Lead Arrangers, and Book Managers; U.S. Bank National Association as Administrative Agent, Swing Line Lender, L/C Issuer, Active Lead Arranger, and Book Manager; KeyBank National Association, Mizuho Corporate Bank Ltd., and The Bank of Nova Scotia as Documentation Agents, Lead Arrangers, and Book Managers; JPMorgan Chase Bank, N.A. as Documentation Agent; and J.P. Morgan Securities LLC as Lead Arranger and Book Manager; dated as of June 13, 2012.

Exhibit 10

EXECUTION VERSION

Deal CUSIP Number  - 45823QAL6
Facility CUSIP Number - 45823QAM4

**FIVE YEAR CREDIT AGREEMENT**

among

**INTEGRYS ENERGY GROUP, INC.,**
as Borrower

**THE LENDERS IDENTIFIED HEREIN,**

**THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. AND UNION BANK, N.A.,**
as Syndication Agents

**JPMORGAN CHASE BANK, N.A.,**
**KEYBANK NATIONAL ASSOCIATION,**
**MIZUHO CORPORATE BANK LTD**
and
**THE BANK OF NOVA SCOTIA**
as Documentation Agents

**U.S. BANK NATIONAL ASSOCIATION**
as Administrative Agent and Swing Line Lender

**J.P. MORGAN SECURITIES LLC,**
**KEYBANK NATIONAL ASSOCIATION,**
**MIZUHO CORPORATE BANK LTD**
and
**THE BANK OF NOVA SCOTIA**
as Lead Arrangers and Book Managers

and

**U.S. BANK NATIONAL ASSOCIATION,**
**THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,**
and
**UNION BANK, N.A.**
as Active Lead Arrangers and Book Managers

DATED AS OF JUNE 13, 2012

**TABLE OF CONTENTS**

Integrys Five Year Credit Agreement

Integrys Five Year Credit Agreement

## SCHEDULES

## EXHIBITS

# FIVE YEAR CREDIT AGREEMENT

THIS FIVE YEAR CREDIT AGREEMENT (this "Agreement"), dated as of June 13, 2012, is entered into among INTEGRYS ENERGY GROUP, INC., a Wisconsin corporation (the "Borrower"), the Lenders (as defined herein), U.S. BANK NATIONAL ASSOCIATION, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. and UNION BANK, N.A., as Active Lead Arrangers and Book Managers, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD. and UNION BANK, N.A., as Syndication Agents, JPMORGAN CHASE BANK, N.A., KEYBANK NATIONAL ASSOCIATION, MIZUHO CORPORATE BANK LTD. and THE BANK OF NOVA SCOTIA, as Documentation Agents, J.P. MORGAN SECURITIES LLC, KEYBANK NATIONAL ASSOCIATION, MIZUHO CORPORATE BANK LTD. and THE BANK OF NOVA SCOTIA, as Lead Arrangers and Book Managers, and U.S. BANK NATIONAL ASSOCIATION ("U.S. Bank"), as administrative agent for the Lenders (in such capacity, the "Agent"), Swing Line Lender and L/C Issuer.

## RECITALS

**WHEREAS,** the Borrower has requested that the Lenders provide a $635 million revolving credit facility to the Borrower for the purposes set forth herein; and

**WHEREAS,** the Lenders have agreed to provide such revolving credit facility on the terms and conditions hereinafter set forth.

**NOW, THEREFORE, IN CONSIDERATION** of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

## Section 1. DEFINITIONS AND ACCOUNTING TERMS

### 1.1 <u>Definitions</u>.

As used herein, the following terms shall have the meanings herein specified unless the context otherwise requires. Defined terms herein shall include in the singular number the plural and in the plural the singular:

"<u>Active Arrangers</u>" means U.S. Bank National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Union Bank, N.A.

"<u>Adjusted Base Rate</u>" means the Base Rate plus the Applicable Percentage.

"<u>Adjusted Eurodollar Rate</u>" means the Eurodollar Rate plus the Applicable Percentage.

"<u>Administrative Questionnaire</u>" means an Administrative Questionnaire in a form supplied by the Agent.

"<u>Affiliate</u>" means, with respect to any Person, any other Person directly or indirectly controlling (including but not limited to all directors and officers of such Person), controlled by or under direct or indirect common control with such Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power (a) to vote 10% or more of the securities having ordinary voting power for the election of directors of such corporation or (b) to direct or cause direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

"Agent" means U.S. Bank and any successors and assigns in such capacity.

"Aggregate Commitments" means, collectively, the Revolving Loan Commitment of each Lender.

"Applicable Percentage" means, at any time, the appropriate applicable percentages corresponding to the Borrower's Public Debt Ratings in effect as of the most recent Calculation Date, as shown below:

| Pricing Level | Borrower's Public Debt Rating | Applicable Percentage for Eurodollar Loans and Letter of Credit Fees | Applicable Percentage for Base Rate Loans | Applicable Percentage for Commitment Fees |
|---|---|---|---|---|
| I. | A+ or higher from S&P or A1 or higher from Moody's | 0.875% | 0.000% | 0.075% |
| II. | A from S&P or A2 from Moody's | 1.000% | 0.000% | 0.100% |
| III. | A- from S&P or A3 from Moody's | 1.125% | 0.125% | 0.125% |
| IV. | BBB+ from S&P or Baa1 from Moody's | 1.250% | 0.250% | 0.175% |
| V. | BBB from S&P or Baa2 from Moody's | 1.500% | 0.500% | 0.225% |
| VI. | Unrated or BBB- or lower from S&P or Baa3 or lower from Moody's | 1.750% | 0.750% | 0.275% |

Integrys Five Year Credit Agreement

The Applicable Percentage for Eurodollar Loans, Letter of Credit Fees and Base Rate Loans and the Commitment Fees shall, in each case, be determined and adjusted on the date (each a "Calculation Date") five Business Days after the date there is a change in the Borrower's Public Debt Rating. Each determination of the Applicable Percentage shall be effective from one Calculation Date until the next Calculation Date. Any adjustment in the Applicable Percentage shall be applicable to all existing Revolving Loans as well as any new Revolving Loans made.

In the event that the Public Debt Ratings of S&P and Moody's do not correspond to the same Pricing Level, then the higher of the two ratings shall determine the Pricing Level, except that if the Public Debt Ratings differ by more than one Pricing Level, the Pricing Level that is one Pricing Level lower than the Pricing Level corresponding to the higher of such ratings shall determine the Pricing Level. If only one of S&P and Moody's shall have in effect a Public Debt Rating, the Pricing Level shall be determined by reference to the available rating.

The Borrower shall promptly deliver to the Agent, at the address set forth on Schedule 11.1, information regarding any change in the Borrower's Public Debt Rating, as determined by S&P and Moody's, that would change the existing Pricing Level pursuant to the preceding paragraph.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.3), and accepted by the Agent, in substantially the form of Exhibit 11.3 or any other form approved by the Agent.

"Bankruptcy Code" means the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded or replaced from time to time.

"Base Rate" means, for any day, the rate per annum equal to the greatest of (a) the Federal Funds Rate in effect on such day plus 1/2 of 1%, (b) the Prime Rate in effect on such day or (c) the Eurodollar Rate for a one-month Interest Period commencing on such day plus 1.00%. If for any reason the Agent shall have determined (which determination shall be conclusive absent demonstrable error) that it is unable after due inquiry to ascertain the rate set forth in clause (a) and/or (c) of the preceding sentence for any reason, including the inability or failure of the Agent to obtain sufficient quotations in accordance with the terms hereof, the Base Rate shall be determined without regard to such clause (a) or (c), as applicable, until the circumstances giving rise to such inability no longer exist. Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Rate or the Eurodollar Rate shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Rate or the Eurodollar Rate, respectively.

"Base Rate Loan" means a Revolving Loan which bears interest based on the Base Rate or a Swing Line Loan.

"Borrower" means Integrys Energy Group, Inc., a Wisconsin corporation.

3

"Borrower Materials" has the meaning specified in Section 7.1.

"Borrower Obligations" means, without duplication, all of the obligations of the Borrower to the Lenders and the Agent, whenever arising, under this Agreement, the Notes or any of the other Credit Documents.

"Business Day" means any day other than a Saturday, a Sunday, a legal holiday or a day on which banking institutions are authorized or required by law or other governmental action to close in Milwaukee, Wisconsin and New York, New York; provided that in the case of Eurodollar Loans or Base Rate Loans as to which the Base Rate is determined in accordance with clause (c) of the definition of "Base Rate, means any such day that is also a London Banking Day.

"Capitalization" means the sum of (a) Total Funded Debt plus (b) Net Worth.

"Cash Collateralize" means to pledge and deposit with or deliver to the Agent, for the benefit of the Agent, the applicable L/C Issuer or Swing Line Lender (as applicable) and the Lenders, as collateral for Letter of Credit Obligations, obligations in respect of Swing Line Loans, or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances or, if the L/C Issuer or Swing Line Lender benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to (a) the Agent and (b) the applicable L/C Issuer or the Swing Line Lender (as applicable) (which documents are hereby consented to by the Lenders). "Cash Collateral" shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

"Change in Law" means, in respect of any Lender, the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority having jurisdiction over such Lender; or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority having jurisdiction over such Lender; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change of Control" means any of the following events: (a) any "person" or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act but excluding any employee benefit plan of the Borrower or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) has become, directly or indirectly, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), by way of merger, consolidation or otherwise, of 30% or more of the voting power of the Voting Stock of the Borrower on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Borrower (whether or not such securities are then currently convertible or exercisable), or (b) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the board of directors of the Borrower cease for any reason to constitute a majority of the directors of the Borrower then in office unless (i) such new directors were elected or nominated by a majority of the directors of the Borrower who constituted the board of directors of the Borrower at the beginning of such period or (ii) the reason for such directors failing to constitute a majority is a result of retirement by directors due to age, death or disability.

"Closing Date" means the date hereof.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Commitment Fee" has the meaning specified in Section 3.4(a).

"Commitment Percentage" means, for each Lender, the percentage identified as its Commitment Percentage opposite such Lender's name on Schedule 1.1 attached hereto, as such percentage may be modified by assignment in accordance with the terms of this Agreement or by reductions or increases in the Revolving Loan Commitment pursuant to Section 2.6 hereof.

"Confidential Information" means information furnished by or on behalf of the Borrower to the Agent or any Lender in connection with this Agreement, but does not include any such information that (a) is generally available to the public, (b) was available to the Agent or any Lender on a nonconfidential basis prior to its disclosure to the Agent or such Lender by the Borrower or any of its Subsidiaries or (c) is available to the Agent or such Lender on a nonconfidential basis from a source other than the Borrower or any of its Subsidiaries.

"Credit Documents" means this Agreement, the Notes, the LOC Documents and all other related agreements and documents issued or delivered hereunder or thereunder or pursuant hereto or thereto.

"Default" means any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.

"Defaulting Lender" means, subject to Section 2.11(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Agent and the Borrower in writing that such failure is the result of such Lender's determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Agent, the Swing Line Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swing Line Loans) within two Business Days of the date required to be funded by it hereunder, (b) has notified the Borrower, the Agent or Swing Line Lender in writing that it does not intend to comply with its funding obligations, or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit (unless such writing or public statement relates to such Lender's obligation to fund a Loan hereunder and states that such position is based on such Lender's determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Agent (based on its reasonable belief that such Lender may not fulfill its funding obligations) or the Borrower, to confirm in a manner reasonably satisfactory to the Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender under this clause (c) upon receipt of such confirmation by the Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any debtor relief law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or a custodian appointed for it or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.  Any determination by the Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.11(b)) upon delivery of written notice of such determination to the Borrower, the Swing Line Lender and each Lender.

"Disregarded Entity" means an entity that, pursuant to Treas. Reg. § 301.7701-2(c)(2), is disregarded for U.S. federal income tax purposes as an entity separate from its owner.

"Dollars" and "$" means dollars in lawful currency of the United States of America.

"Effective Date" means the date on which the conditions set forth in Section 5.1 shall have been fulfilled (or waived in the sole discretion of the Lenders).

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Section 11.3(b) (subject to such consents, if any, as may be required under Section 11.3(b)).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto, as interpreted by the rules and regulations thereunder, all as the same may be in effect from time to time.  References to sections of ERISA shall be construed also to refer to any successor sections.

"ERISA Affiliate" means an entity, whether or not incorporated, which is under common control with the Borrower or any of its Subsidiaries within the meaning of Section

4001(a)(14) of ERISA, or is a member of a group which includes the Borrower or any of its Subsidiaries and which is treated as a single employer under Sections 414(b), (c), (m), or (o) of the Code.

"Eurodollar Loan" means a Revolving Loan bearing interest at the Adjusted Eurodollar Rate.

"Eurodollar Rate" means with respect to any Eurodollar Loan, for the Interest Period applicable thereto, a rate per annum determined pursuant to the following formula:

$$\text{"Eurodollar Rate"} = \frac{\text{London Interbank Offered Rate}}{1 - \text{Eurodollar Reserve Percentage}}$$

"Eurodollar Reserve Percentage" means, for any day, that percentage (expressed as a decimal) which is in effect from time to time under Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as such regulation may be amended from time to time or any successor regulation, as the maximum reserve requirement (including, without limitation, any basic, supplemental, emergency, special, or marginal reserves) applicable with respect to Eurocurrency liabilities, as that term is defined in Regulation D (or against any other category of liabilities that includes deposits by reference to which the interest rate of Eurodollar Loans is determined), whether or not a Lender has any Eurocurrency liabilities subject to such reserve requirement at that time. Eurodollar Loans shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefit of credits or proration, exceptions or offsets that may be available from time to time to a Lender. The Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Eurodollar Reserve Percentage.

"Event of Default" has the meaning specified in Section 9.1.

"Excluded Taxes" means, with respect to the Agent, any Lender (or any participant of a Lender), the L/C Issuer, or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder:

(i) any Tax imposed on or measured by net income (however denominated), or any franchise Tax (or Tax on capital or net worth), that is: (a) imposed by the jurisdiction in which (or within a political subdivision of which) such recipient is organized or maintains an office; or (b) imposed by any other jurisdiction in which such recipient is subject to Tax as a result of a present, former, or future connection between the jurisdiction and such recipient (or affiliate of such recipient) (other than a connection arising solely as a result of the execution and the delivery of the Credit Documents, the receipt of payments under the Credit Documents, or the exercise of rights or performance of obligations under the Credit Documents);

(ii) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction in which the Borrower or an office of such recipient is located;

(iii) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a recipient that has failed to comply with Section 4.4(f)(i);

(iv) withholding Taxes that would not have been imposed but for a failure by any Lender (or participant of a Lender), or any legal or beneficial holder of an interest in any entity (other than an entity that is a "United States person" within the meaning of Section 7701(a)(30) of the Code) through which payments by or on account of any Borrower Obligations are made, to comply with any applicable reporting or other requirement if such compliance is required by FATCA as a precondition to relief or exemption from such Tax; and

(v) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 4.5), any U.S. withholding Tax that (a) is required to be imposed on amounts payable to such Foreign Lender pursuant to the laws in force at the time such Foreign Lender becomes entitled to any rights under this Agreement (or designates a new lending office), or (b) is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 4.4(f)(ii), (iii), or (iv).

"Existing Credit Agreement" means the Credit Agreement dated as of April 23, 2010, among the Borrower, the financial institutions identified as lenders therein, and Bank of America, N.A., as agent for the lenders thereunder.

"Extension of Credit" means, as to any Lender, (i) the making of a Loan by such Lender (or a participation therein by a Lender) and (ii) the issuance of a Letter of Credit by an L/C Issuer (and the participation therein by the Lenders).

"FATCA" means Sections 1471 though 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

"Fee Letters" means, collectively, (a) that certain letter agreement, dated as of May 14, 2012 between the Agent and the Borrower, (b) that certain letter agreement dated as of May 14, 2012 among the Borrower and The Bank of Tokyo-Mitsubishi UFJ, Ltd., (c) that certain letter agreement dated as of May 14, 2012 between the Borrower and Union Bank, N.A. and (d) that certain letter agreement, dated as of May 14, 2012 among the Borrower, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, KeyBank National Association, Mizuho Corporate Bank Ltd and The Bank of Nova Scotia, in each case as amended, modified, supplemented or replaced from time to time.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the

Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to U.S. Bank on such day on such transactions as determined by the Agent.

"FIN 46" means FASB Interpretation No. 46 "*Consolidation of Variable Interest Entities*" published January 2003 by the Financial Accounting Standards Board, as the same may be amended from time to time.

"First Mortgage Indentures" means (a) that certain First Mortgage and Deed of Trust dated as of January 1, 1941, from Wisconsin Public Service Corporation to U.S. Bank National Association (successor to First Wisconsin Trust Company), as trustee, as heretofore or hereafter amended, modified and supplemented and any substitute or replacement mortgage indenture, (b) that certain Indenture dated as of December 1, 1998, between Wisconsin Public Service Corporation and U.S. Bank National Association (successor to Firstar Bank Milwaukee, N.A.), as trustee, as heretofore or hereafter amended, modified and supplemented and any substitute or replacement mortgage indenture, (c) that certain Indenture of Mortgage dated May 1, 1947, from Upper Peninsula Power Company to U.S. Bank National Association (successor to City National Bank and Trust Company of Chicago), as trustee, as heretofore or hereafter amended, modified and supplemented and any substitute or replacement mortgage indenture, (d) that certain Indenture dated as of March 1, 1928, and restated as of June 1, 1951, between The Peoples Gas Light and Coke Company and U.S. Bank National Association (successor to Illinois Merchants Trust Company), as trustee, (which, among other things, assumed the First and Refunding Mortgage dated January 2, 1926 from Chicago By-Product Coke Company) as heretofore or hereafter amended, modified and supplemented and any substitute or replacement mortgage indenture and (e) that certain Indenture dated April 1,1955 from North Shore Gas Company to U.S. Bank National Association (successor to Continental Illinois National Bank and Trust Company of Chicago), as trustee, as heretofore or hereafter amended, modified and supplemented and any substitute or replacement mortgage indenture.

"Foreign Lender" means (i) a Lender (or a participant of a Lender) that is neither a Disregarded Entity nor a "United States person" (as defined in Section 7701(a)(30) of the Code), and (ii) a Lender (or participant of a Lender) that is a Disregarded Entity and that is treated for U.S. federal income tax purposes as having as its sole member a Person that is itself neither a Disregarded Entity nor a "United States person" (as defined in Section 7701(a)(30) of the Code).

"Fronting Exposure" means, at any time there is a Defaulting Lender, (a) with respect to each L/C Issuer, such Defaulting Lender's Commitment Percentage of the outstanding Letter of Credit Obligations in respect of Letters of Credit issued by such L/C Issuer other than Letter of Credit Obligations as to which such Defaulting Lender's participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swing Line Lender, such Defaulting Lender's Commitment Percentage of Swing Line Loans other than Swing Line Loans as to which such Defaulting Lender's participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

"Fund" means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"Funded Debt" of any Person means, without duplication, the sum of (a) all Indebtedness of such Person for borrowed money, except to the extent such Indebtedness is "non-recourse" to such Person or recourse for payment of such Indebtedness is limited to specific assets of such Person (whether or not included on a consolidated balance sheet of such Person), (b) the principal portion of all obligations of such Person under capital lease obligations, (c) all obligations, contingent or otherwise, relative to the face amount of all letters of credit issued to support Indebtedness of the kinds referred to in clauses (a) and (b) above, (d) all Guaranty Obligations of such Person with respect to Indebtedness and obligations of the type described in clauses (a) through (c) hereof of another Person; provided that such Guaranty Obligations are required to be reported as liabilities on a balance sheet of such Person prepared in accordance with GAAP (and without duplication of any liability already appearing as a liability on such balance sheet); and further provided that, in the event a Guaranty Obligation is limited as to dollar amount, such Guaranty Obligation shall not exceed such limitation, and (e) all Indebtedness and obligations of the type described in clauses (a), (b), and (c) hereof of another Person, secured by a Lien on any property of such Person whether or not such Indebtedness or obligations has been assumed by such Person. Notwithstanding the foregoing, Funded Debt shall not include trust preferred securities, if any, shall not include interest on Indebtedness that is accrued in the ordinary course of business and shall not include intercompany Indebtedness.

"GAAP" means generally accepted accounting principles in the United States applied on a consistent basis and subject to Section 1.3; provided, however, that GAAP shall mean IFRS if and to the extent the Borrower elects to or is required to use IFRS in making public filings under the federal securities laws.

"Governmental Authority" means any Federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body.

"Guaranty Obligations" means, with respect to any Person, without duplication, any obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing any Funded Debt of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (a) to purchase any such Funded Debt, or (b) to advance or provide funds or other support for the payment or purchase of such Funded Debt or to maintain working capital, solvency or other balance sheet condition of such other Person. The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made; provided that, in the event a Guaranty Obligation is limited as to dollar amount, such Guaranty Obligation shall not exceed such limitation.

"Honor Date" has the meaning specified in Section 2.9(g).

"IFRS" means International Financial Reporting Standards as in effect from time to time.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person to the extent of the value of such property (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations, other than intercompany items, of such Person issued or assumed as the deferred purchase price of property or services purchased by such Person which would appear as liabilities on a balance sheet of such Person (other than trade payables and pension and other deferred compensation obligations to officers, directors and employees), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all Guaranty Obligations of such Person, (g) the principal portion of all obligations of such Person under (i) capital lease obligations and (ii) any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product of such Person where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease in accordance with GAAP, (h) all obligations of such Person to repurchase any securities which repurchase obligation is related to the issuance thereof, including, without limitation, obligations commonly known as residual equity appreciation potential shares, (i) the net obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements, Permitted Energy Transactions or other interest or exchange rate hedging arrangements, and (j) the maximum amount of all outstanding performance and standby letters of credit issued or bankers' acceptance facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed). The Indebtedness of any Person shall include the recourse Indebtedness of any partnership or unincorporated joint venture and for which such Person is legally obligated.

"Indemnified Taxes" means Taxes other than Excluded Taxes and Other Taxes.

"IRS" means the U.S. Internal Revenue Service.

"Interest Payment Date" means (a) as to Base Rate Loans (including Swing Line Loans), monthly in arrears on the first day of each calendar month of the Borrower and the Maturity Date and (b) as to Eurodollar Loans, the last day of each applicable Interest Period, in the case of an Interest Period of longer than three months, the day that is three months after the first day of such Interest Period and the Maturity Date. If an Interest Payment Date falls on a date which is not a Business Day, such Interest Payment Date shall be deemed to be the next succeeding Business Day, except that in the case of Eurodollar Loans where the next succeeding Business Day falls in the next succeeding calendar month, then on the next preceding day.

"Interest Period" means, as to Eurodollar Loans, a period of one, two, three or six months duration, as the Borrower may elect, commencing, in each case, on the date of the borrowing (including continuations and conversions of Eurodollar Loans); provided, however,

(a) if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day (except that where the next succeeding Business Day falls in the next succeeding calendar month, then on the next preceding Business Day), (b) no Interest Period shall extend beyond the Maturity Date and (c) where an Interest Period begins on a day for which there is no numerically corresponding day in the calendar month in which the Interest Period is to end, such Interest Period shall end on the last Business Day of such calendar month.

"L/C Advance" means, with respect to any Lender, such Lender's funding of its participation in any Extension of Credit with respect to Letters of Credit in accordance with its Commitment Percentage.

"L/C Issuer" means U.S. Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., JPMorgan Chase Bank, N.A., KeyBank National Association, Mizuho Corporate Bank Ltd., The Bank of Nova Scotia or any other Lender (so long as such Lender expressly agrees to perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as an L/C Issuer and notifies the Agent and the Borrower of such express agreement).

"L/C Issuer Limit" means, with respect to each L/C Issuer, the maximum amount of Letter of Credit Obligations related to Letters of Credit issued by such L/C Issuer as set forth in the Register maintained by the Agent pursuant to Section 11.3(c). The respective L/C Issuer Limits of U.S. Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., JPMorgan Chase Bank, N.A., KeyBank National Association, Mizuho Corporate Bank Ltd. and The Bank of Nova Scotia shall be 1/6 of the Letter of Credit Sublimit (unless such L/C Issuer in its sole discretion agrees with the Borrower to a greater amount from time to time), and shall be ratably and automatically reduced by the L/C Issuer Limit of any other Lender that becomes an L/C Issuer.

"Lender" means any of the Persons identified as a "Lender" on the signature pages hereto, any Person added as a Lender pursuant to Section 2.6 and any Eligible Assignee which may become a Lender by way of assignment in accordance with the terms hereof, together with their successors and permitted assigns and, unless the context otherwise requires, includes each L/C Issuer and the Swing Line Lender.

"Letter of Credit Obligations" means the amount available to be drawn on all outstanding Letters of Credit plus, without duplication, any unpaid reimbursement obligations of the Borrower under the Letters of Credit; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any LOC Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount available to be drawn on such Letter of Credit shall be deemed to be the maximum amount available to be drawn on such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

"Letter of Credit Sublimit" means $635,000,000 (provided that the foregoing amount shall be decreased automatically on a proportionate basis with the amount of any decrease in the aggregate Revolving Loan Commitment made pursuant to Section 2.6(a), effective as of the date thereof).  The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Loan Commitment.

"Letters of Credit" is defined in Section 2.9.

"Leverage Ratio" means, with respect to the Borrower and its Subsidiaries at any date of determination, the ratio of (a) Total Funded Debt to, (b) Capitalization, in each case calculated in accordance with GAAP.

"Lien" means any mortgage, pledge, hypothecation, assignment for security, deposit arrangement, security interest, encumbrance, lien (statutory or otherwise), priority or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any unterminated financing or similar statement or notice filed under the Uniform Commercial Code as adopted and in effect in the relevant jurisdiction or other similar recording or notice statute, and any lease in the nature thereof).  The term "Lien" shall not include statutory priorities or financing statements filed in connection with operating leases or sales of accounts owed by customers for energy provided or to be provided outside the normal franchise service areas of the utility subsidiaries of the Borrower.

"Loans" means the Revolving Loans and the Swing Line Loans.

"LOC Documents" means, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor, and any agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (a) the rights and obligations of the parties concerned or at risk or (b) any collateral security for such obligations.

"London Banking Day" means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"London Interbank Offered Rate" means

(a) For any Interest Period with respect to a Eurodollar Loan, the rate per annum equal to (A) the British Bankers Association LIBOR Rate as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Agent from time to time) ("BBA LIBOR"), at approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period or (B) if such published rate is not available at such time for any reason, the rate determined by the Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted by U.S. Bank  and with a term equivalent to such Interest Period would be offered by U.S. Bank's London Branch to major banks in the London interbank Eurodollar market at their request at approximately 11:00 a.m. (London time) two London Banking Days prior to the commencement of such Interest Period.

(b) For any interest rate calculation with respect to a Base Rate Loan, the rate per annum equal to (i) BBA LIBOR, at approximately 11:00 a.m., London time determined two London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day or (ii) if such published rate is not available at such time for any reason, the rate determined by the Agent to be the rate at which deposits in Dollars for delivery on the date of determination in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by U.S. Bank and with a term equal to one month would be offered by U.S. Bank's London Branch to major banks in the London interbank Eurodollar market at their request at the date and time of determination.

"Material Adverse Effect" means a material adverse effect on (a) the operations, financial condition or business of the Borrower and its Subsidiaries, taken as a whole, (b) the ability of the Borrower to perform its obligations under this Agreement or (c) the validity or enforceability of this Agreement, any of the other Credit Documents, or the rights and remedies of the Lenders hereunder or thereunder; provided that matters disclosed in writing to the Lenders prior to the Closing Date shall not be deemed to cause a Material Adverse Effect.

"Maturity Date" means the earlier to occur of (a) June 13, 2017 and (b) the date of termination or reduction in whole of the Commitments pursuant to section 2.6 or 9.2.

"Moody's" means Moody's Investors Service, Inc., or any successor or assignee of the business of such company in the business of rating securities.

"Multiemployer Plan" means a Plan covered by Title IV of ERISA which is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

"Multiple Employer Plan" means a Plan covered by Title IV of ERISA, other than a Multiemployer Plan, which the Borrower or any ERISA Affiliate and at least one employer other than the Borrower or any ERISA Affiliate are contributing sponsors.

"Net Worth" means, as of any date, the shareholders' equity or net worth of the Borrower and its Subsidiaries, on a consolidated basis, as determined in accordance with GAAP, but excluding any other (non-cash) comprehensive income.

"Notes" means the promissory notes of the Borrower in favor of each Lender evidencing the Revolving Loans and substantially in the form of Exhibit 2.7, as such promissory notes may be amended, modified, supplemented or replaced from time to time.

"Notice of Borrowing" means a request by the Borrower for a Revolving Loan in the form of Exhibit 2.2.

"Notice of Continuation/Conversion" means a request by the Borrower for the continuation or conversion of a Revolving Loan in the form of Exhibit 2.4.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under this Agreement or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document.

"PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA and any successor thereto.

"Permitted Energy Transactions" means commodity sale, purchase or option agreements or other commodity transactions or purchase or sale of weather derivatives entered into by the Borrower or any Principal Subsidiary in the ordinary course of the energy or energy related industry for non-speculative purposes relating to the purchase or sale of electric power, electric power transmission capacity, electric generation capacity, natural gas, natural gas transportation capacity, natural gas storage, generation spark spreads, heating oil, crude oil, propane, coal or currency.

"Person" means any individual, partnership, joint venture, firm, corporation, association, trust, limited liability company or other enterprise (whether or not incorporated), or any government or political subdivision or any agency, department or instrumentality thereof.

"Plan" means any employee benefit plan (as defined in Section 3(3) of ERISA) which is covered by ERISA and with respect to which the Borrower or any ERISA Affiliate is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" within the meaning of Section 3(5) of ERISA.

"Platform" has the meaning specified in Section 7.1.

"Prime Rate" means the rate of interest in effect for such day as publicly announced from time to time by U.S. Bank as its "prime rate." The "prime rate" is a rate set by U.S. Bank based upon various factors including U.S. Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by U.S. Bank shall take effect at the opening of business on the day specified in the public announcement of such change.

"Principal Subsidiary" means any Subsidiary, whether owned directly or indirectly by the Borrower, which, with respect to the Borrower and its Subsidiaries taken as a whole, represents at least twenty percent (20%) of the Borrower's consolidated assets or the Borrower's consolidated net income (or loss), as shown on the most recent financial statements delivered to the Agent pursuant to Section 7.1 below.

"Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"Reportable Event" means a "reportable event" as defined in Section 4043 of ERISA with respect to which the notice requirements to the PBGC have not been waived.

"Required Lenders" means Lenders whose aggregate Credit Exposure (as hereinafter defined) constitutes more than 51% of the aggregate Credit Exposure of all Lenders at such time; provided, however, that if any Lender shall be a Defaulting Lender at such time then there shall be excluded from the determination of Required Lenders the aggregate principal amount of Credit Exposure of such Lender at such time.  For purposes of the preceding sentence, the term "Credit Exposure" as applied to each Lender shall mean (a) at any time prior to the termination of the Revolving Loan Commitment, the Commitment Percentage of such Lender multiplied by the Revolving Loan Commitment and (b) at any time after the termination of the Revolving Loan Commitment, the principal balance of the outstanding Revolving Loans of such Lender plus the Commitment Percentage of such Lender multiplied by the Letter of Credit Obligations plus the Commitment Percentage of such Lender multiplied by the principal balance of outstanding Swing Line Loans.

"Responsible Officer" means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of the Borrower and any other employee of the Borrower so designated by any one of the foregoing officers in a notice to the Agent.  Any document delivered hereunder that is signed by a Responsible Officer of the Borrower shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of the Borrower and such Responsible Officer shall be conclusively presumed to have acted on behalf of the Borrower.

"Revolving Loan Commitment" means, collectively, SIX HUNDRED THIRTY FIVE MILLION DOLLARS ($635,000,000), subject to amendment pursuant to Section 2.6, and with respect to each Lender, shall mean such amount multiplied by such Lender's Commitment Percentage (which, as of the date hereof, is set forth opposite such Lender's name on Schedule 1.1 attached hereto).

"Revolving Loans" means the loans made by the Lenders to the Borrower pursuant to Section 2.1.

"S&P" means Standard & Poor's, a division of The McGraw Hill Companies, Inc., or any successor or assignee of the business of such division in the business of rating securities.

"Single Employer Plan" means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

"Subsidiary" means, as to any Person, (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time, any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any partnership, association, joint venture, limited liability company or other

16

entity in which such person directly or indirectly through Subsidiaries has more than 50% equity interest at any time.

"Swing Line Lender" means U.S. Bank in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder.

"Swing Line Loan" means a loan made by the Swing Line Lender to the Borrower under Section 2.8(a).

"Swing Line Loan Notice" means a notice of a Swing Line Borrowing pursuant to Section 2.8(b), which, if in writing, shall be substantially in the form of Exhibit 2.8.

"Swing Line Sublimit" means an amount equal to the lesser of (a) $50,000,000 and (b) the aggregate Revolving Loan Commitment. The Swing Line Sublimit is part of, and not in addition to, the aggregate Revolving Loan Commitment.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Termination Event" means (a) with respect to any Single Employer Plan, the occurrence of a Reportable Event or the substantial cessation of operations (within the meaning of Section 4062(e) of ERISA), (b) the withdrawal of the Borrower or any ERISA Affiliate from a Multiple Employer Plan during a plan year in which it was a substantial employer (as such term is defined in Section 4001(a)(2) of ERISA), or the termination of a Multiple Employer Plan, (c) the distribution of a notice of intent to terminate or the actual termination of a Plan pursuant to Section 4041(a)(2) or 4041A of ERISA, (d) the institution of proceedings to terminate or the actual termination of a Plan by the PBGC under Section 4042 of ERISA, (e) any event or condition which might reasonably constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or (f) the complete or partial withdrawal of the Borrower or any ERISA Affiliate from a Multiemployer Plan.

"Total Assets" means all assets of the Borrower and its Subsidiaries as shown on its most recent quarterly or annual audited consolidated balance sheet, as determined in accordance with GAAP.

"Total Funded Debt" means all Funded Debt of the Borrower and its Subsidiaries, without duplication, on a consolidated basis, as determined in accordance with GAAP.

"U.S. Bank" has the meaning specified in the preamble.

"Unreimbursed Amount" has the meaning specified in Section 2.9(g).

"Voting Stock" means all classes of the capital stock (or other voting interests) of a Person then outstanding and normally entitled to vote in the election of directors.

**1.2 Computation of Time Periods**.

Integrys Five Year Credit Agreement

For purposes of computation of periods of time hereunder, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding." References in this Agreement to "Articles", "Sections", "Schedules" or "Exhibits" shall be to Articles, Sections, Schedules or Exhibits of or to this Agreement unless otherwise specifically provided.

### 1.3 Accounting Terms.

Except as otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Lenders hereunder shall be prepared, in accordance with GAAP applied in a manner consistent with those used in preparing the financial statements referred to in Section 5.1(d). In the event that any changes occur in GAAP after the date of this Agreement and such changes result in a material variation in the method of calculation of financial covenants or other terms of this Agreement, then the Borrower, the Agent and the Lenders agree to amend such provisions of this Agreement so as to equitably reflect such changes in order that the criteria for evaluating the Borrower's financial condition will be the same after such changes as if such changes had not occurred. Notwithstanding the foregoing, any entity that is not a Subsidiary but would be required to be consolidated in the financial statements of the Borrower because of FIN 46, (i) shall not be considered a "Subsidiary" for purposes of this Agreement and (ii) shall not be included in any computation of any financial covenant herein.

### 1.4 Letter of Credit Amounts.

Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the outstanding stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the outstanding stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum outstanding stated amount is in effect at such time.

### Section 2.  LOANS

### 2.1 Revolving Loan Commitment.

Subject to the terms and conditions set forth herein, each Lender severally agrees to make revolving loans to the Borrower in Dollars, at any time and from time to time, during the period from the Effective Date to the Maturity Date (each a "Revolving Loan" and collectively the "Revolving Loans"); provided, however, that (i) the sum of the aggregate amount of Revolving Loans outstanding plus the aggregate amount of Swing Line Loans outstanding shall not exceed the amount of the Revolving Loan Commitment minus the Letter of Credit Obligations and (ii) with respect to each individual Lender, the Lender's pro rata share of outstanding Revolving Loans plus such Lender's Commitment Percentage of outstanding Swing Line Loans shall not exceed such Lender's Commitment Percentage of the amount of the Revolving Loan Commitment minus such Lender's Commitment Percentage of the Letter of

Credit Obligations. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Revolving Loans.

### 2.2 **Method of Borrowing for Revolving Loans**.

By no later than 1:00 p.m. (New York, New York time) (a) on the date of the requested borrowing of Revolving Loans that will be Base Rate Loans or (b) three Business Days prior to the date of the requested borrowing of Revolving Loans that will be Eurodollar Loans, the Borrower shall submit a written Notice of Borrowing in the form of Exhibit 2.2 to the Agent setting forth (i) the amount requested, (ii) whether such Revolving Loans shall accrue interest at the Base Rate or the Adjusted Eurodollar Rate, (iii) with respect to Revolving Loans that will be Eurodollar Loans, the Interest Period applicable thereto and (iv) certification that the Borrower has complied in all respects with Section 5.2.

### 2.3 **Funding of Revolving Loans**.

Upon receipt of a Notice of Borrowing, the Agent shall promptly inform the Lenders as to the terms thereof. Each such Lender shall make its Commitment Percentage of the requested Revolving Loans available to the Agent by 3:00 p.m. (New York, New York time) on the date specified in the Notice of Borrowing by deposit, in Dollars, of immediately available funds at the principal offices of the Agent in New York, New York or at such other address as the Agent may designate in writing. The amount of the requested Revolving Loans will then be made available to the Borrower by the Agent by crediting the account of the Borrower on the books of such office of the Agent, to the extent the amount of such Revolving Loans are made available to the Agent.

No Lender shall be responsible for the failure or delay by any other Lender in its obligation to make Revolving Loans hereunder; provided, however, that the failure of any Lender to fulfill its obligations hereunder shall not relieve any other Lender of its obligations hereunder. Unless the Agent shall have been notified by any Lender prior to the date of any such Revolving Loan that such Lender does not intend to make available to the Agent its portion of the Revolving Loans to be made on such date, the Agent may assume that such Lender has made such amount available to the Agent on the date of such Revolving Loans, and the Agent in reliance upon such assumption, may (in its sole discretion but without any obligation to do so) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Agent, the Agent shall be able to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Agent's demand therefor, the Agent will promptly notify the Borrower, and the Borrower shall immediately pay such corresponding amount to the Agent. The Agent shall also be entitled to recover from the Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Agent to the Borrower to the date such corresponding amount is recovered by the Agent at a per annum rate equal to (i) from the Borrower at the applicable rate for such Revolving Loan pursuant to the Notice of Borrowing and (ii) from a Lender at the Federal Funds Rate.

### 2.4 **Continuations and Conversions**.

Integrys Five Year Credit Agreement

The Borrower shall have the option, on any Business Day, to continue existing Eurodollar Loans for a subsequent Interest Period, to convert Base Rate Loans into Eurodollar Loans or to convert Eurodollar Loans into Base Rate Loans; provided, however, that (a) each such continuation or conversion must be requested by the Borrower pursuant to a Notice of Continuation/Conversion, in the form of Exhibit 2.4, in compliance with the terms set forth below, (b) except as provided in Section 4.1, Eurodollar Loans may only be continued or converted into Base Rate Loans on the last day of the Interest Period applicable hereto, (c) Eurodollar Loans may not be continued nor may Base Rate Loans be converted into Eurodollar Loans during the existence and continuation of an Event of Default and (d) any request to extend a Eurodollar Loan that fails to comply with the terms hereof or any failure to request an extension of a Eurodollar Loan at the end of an Interest Period shall constitute a conversion to a Base Rate Loan on the last day of the applicable Interest Period. Each continuation or conversion must be requested by the Borrower no later than 1:00 p.m. (New York, New York time) (i) on the date for a requested conversion of a Eurodollar Loan to a Base Rate Loan or (ii) three Business Days prior to the date for a requested continuation of a Eurodollar Loan or conversion of a Base Rate Loan to a Eurodollar Loan, in each case pursuant to a written Notice of Continuation/Conversion submitted to the Agent which shall set forth (A) whether the Borrower wishes to continue or convert such Loans and (B) if the request is to continue a Eurodollar Loan or convert a Base Rate Loan to a Eurodollar Loan, the Interest Period applicable thereto.

The Borrower hereby authorizes the Lenders and the Agent to extend, convert or continue Eurodollar Loans or Base Rate Loans, effect selection of Eurodollar Loans or Base Rate Loans and to transfer funds based in each case on telephonic notices made by any person or persons the Agent or any Lender reasonably believes to be a Responsible Officer of the Borrower. The Borrower agrees to deliver promptly to the Agent a written confirmation of each telephonic notice signed by a Responsible Officer of the Borrower. If the written confirmation differs in any material respect from the action taken by the Agent and the Lenders, the records of the Agent and the Lenders shall govern absent demonstrable error.

2.5 **Minimum Amounts**.

Each request for a Revolving Loan or a conversion or continuation hereunder shall be subject to the following requirements: (a) each Eurodollar Loan shall be in a minimum of $5,000,000 (and in integral multiples of $1,000,000 in excess thereof), (b) each Base Rate Loan shall be in a minimum amount of the lesser of $1,000,000 (and in integral multiples of $250,000 in excess thereof) or the remaining amount available to be borrowed and (c) no more than twelve Eurodollar Loans shall be outstanding hereunder at any one time. For the purposes of this Section, all Eurodollar Loans with the same Interest Periods that begin and end on the same date shall be considered as one Eurodollar Loan, but Eurodollar Loans with different Interest Periods, even if they begin on the same date, shall be considered separate Eurodollar Loans.

2.6 **Reductions and Increases of Revolving Loan Commitment**.

(a) Ratable Reduction. Upon at least five Business Days' notice, the Borrower shall have the right to permanently terminate or reduce the aggregate unused amount of the

Revolving Loan Commitment at any time and from time to time; provided that (i) each partial reduction shall be in an aggregate amount at least equal to $10,000,000 and in integral multiples of $1,000,000 above such amount and (ii) no reduction shall be made which would reduce the Revolving Loan Commitment to an amount less than the then outstanding Loans plus the Letter of Credit Obligations. Any reduction in (or termination of) the Revolving Loan Commitment shall reduce the Revolving Loan Commitment of each Lender on a ratable basis and shall be permanent and may not be reinstated.

(b) Increase. The Borrower may request at any time and from time to time that the aggregate amount of the Revolving Loan Commitment be increased up to a maximum amount of $835,000,000; provided that (i) no increase in the Revolving Loan Commitment shall be made at a time when a Default or Event of Default shall have occurred and be continuing or would result from the requested increase, (ii) no increase in the Revolving Loan Commitment shall be made at any time after the Revolving Loan Commitment has been terminated, (iii) each partial increase shall be made in an aggregate amount at least equal to $10,000,000 and in integral multiples of $5,000,000 above such amount, (iv) the Borrower shall have delivered to the Agent certified resolutions of the Board of Directors of the Borrower authorizing such increase and borrowings in connection therewith and (v) all of the representations and warranties set forth in Section 6 (except for those contained in Sections 6.7 and 6.10) shall be true and correct in all material respects as of the date of such request and as of the effective date of such increase. In the event of such a requested increase in the Revolving Loan Commitment, (i) each of the Lenders shall be given not less than five Business Days to participate (in their sole discretion) in the increased Revolving Loan Commitment (x) initially to the extent of such Lender's existing Commitment Percentage, (y) to the extent that the requested increase of the Revolving Loan Commitment is not fulfilled pursuant to the preceding clause (x), ratably in the proportion that the respective Commitment Percentages of the Lenders desiring to participate in the requested increase bear to the total of the Commitment Percentages of the increasing Lenders, and (z) to the extent that the requested increase in Revolving Loan Commitment is not fulfilled pursuant to clauses (x) and (y), Lenders may participate regardless of their Commitment Percentages, subject, in each case, to the consent of the Swing Line Lender and each L/C Issuer (subject to Section 2.9(c) hereof) and (ii) to the extent that the Lenders do not elect so to participate in such increased Revolving Loan Commitment after an opportunity to do so in accordance with clause (i) above, then the Borrower shall consult with the Agent as to the number, identity and requested Revolving Loan Commitments of additional financial institutions approved by the Swing Line Lender and each L/C Issuer (subject to Section 2.9(c) hereof) that the Agent may invite to participate in the aggregate Revolving Loan Commitment. The Agent will not unreasonably refuse to so invite a commercial bank organized under the laws of the United States or of any State thereof, identified and requested by the Borrower, that has capital and surplus reasonably satisfactory to the Agent in light of the Revolving Loan Commitment which such commercial bank would assume hereunder. The Agent shall promptly notify the Borrower and the Lenders of any increase in the amount of the aggregate Revolving Loan Commitment pursuant to this Section and of the respective adjusted Revolving Loan Commitment and Commitment Percentage of each Lender after giving effect thereto. The Borrower acknowledges that, in order to maintain Loans in accordance with the Commitment Percentage of each Lender, a non-pro-rata increase in the aggregate Revolving Loan Commitment may require prepayment or funding of all or portions of certain Revolving Loans on the date of such increase (and any such prepayment or funding shall be subject to the other provisions of this Agreement).

(c) <u>Termination of Defaulting Lender</u>. The Borrower may terminate the unused amount of the Revolving Loan Commitment of any Lender that is a Defaulting Lender upon not less than ten Business Days' prior notice to the Agent (which shall promptly notify the Lenders thereof), and in such event the provisions of Section 2.11 will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing, and (ii) such termination shall not be deemed to be a waiver or release of any claim the Borrower, the Agent, any L/C Issuer, the Swing Line Lender or any Lender may have against such Defaulting Lender.

## 2.7 <u>Evidence of Debt</u>.

(a) The Revolving Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Agent in the ordinary course of business. The accounts or records maintained by the Agent and each Lender shall be conclusive absent demonstrable error of the amount of the Revolving Loans made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of demonstrable error. Upon the request of any Lender made through the Agent, the Borrower shall execute and deliver to such Lender (through the Agent) a duly executed promissory note of the Borrower payable to each Lender in substantially the form of <u>Exhibit 2.7</u> (the "<u>Notes</u>"), in a principal amount equal to the amount of such Lender's Commitment Percentage of the Revolving Loan Commitment as originally in effect.

(b) In addition to the accounts and records referred to in subsection (a), each Lender and the Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Agent shall control in the absence of demonstrable error.

## 2.8 <u>Swing Line Loans</u>.

(a) <u>The Swing Line</u>. Subject to the terms and conditions set forth herein, during the period from the Effective Date to the Maturity Date, Swing Line Lender, in reliance upon the agreements of the other Lenders set forth in this Section 2.8 agrees to make Swing Line Loans to the Borrower as the Borrower may from time to time request for the purposes permitted hereby; provided, however, that (i) the aggregate amount of Swing Line Loans outstanding shall not exceed the Swing Line Sublimit, notwithstanding the fact that such Swing Line Loans, when aggregated with the outstanding principal amount of Revolving Loans made by the Lender acting

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as Swing Line Lender and such Lender's Commitment Percentage of the outstanding Letter of Credit Obligations may exceed such Lender's Commitment Percentage of the Revolving Loan Commitment, (ii) the sum of all Loans outstanding shall not exceed the amount of the Revolving Loan Commitment minus the Letter of Credit Obligations and (iii) the Borrower shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan. This is a revolving credit and, subject to the foregoing and the other terms and conditions hereof, the Borrower may borrow, prepay and reborrow Swing Line Loans as set forth herein without premium or penalty. Immediately upon the making of a Swing Line Loan, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchased from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender's Commitment Percentage times the amount of such Swing Line Loan. Each Swing Line Loan shall bear interest at a rate equal to the rate applicable to Base Rate Loans.

(b) Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Borrower's irrevocable notice to the Swing Line Lender and the Agent, which may be given by telephone. Each such notice must be received by the Swing Line Lender and the Agent not later than 4:00 p.m. (New York, New York time) on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $1,000,000, and (ii) the requested borrowing date, which shall be a Business Day. Each such telephonic notice must be confirmed promptly by delivery to the Swing Line Lender and the Agent of a written Swing Line Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Promptly after receipt by the Swing Line Lender of any telephonic Swing Line Loan Notice, the Swing Line Lender will confirm with the Agent (by telephone or in writing) that the Agent has also received such Swing Line Loan Notice and, if not, the Swing Line Lender will notify the Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Agent (including at the request of any Lender) prior to 4:45 p.m. (New York, New York time) on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the first proviso to the first sentence of Section 2.8(a), or (B) that one or more of the applicable conditions specified in Section 5.2 is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 5:30 p.m. (New York, New York time) on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower at its office by crediting the account of the Borrower on the books of the Swing Line Lender in immediately available funds.

(c) Refinancing of Swing Line Loans.

(i)　The Swing Line Lender at any time in its sole discretion may request, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Lender make a Base Rate Loan in an amount equal to such Lender's Commitment Percentage of the amount of Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Notice of Borrowing for purposes hereof) and in accordance with the requirements of Section 2.2, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans in Section 2.5, but subject to the unutilized portion of the Revolving Loan Commitments and the conditions set forth in Section 5.2. The Swing Line Lender shall furnish the Borrower with a copy of the applicable Notice of Borrowing promptly after delivering such notice to the Agent. Each Lender shall make an amount equal to its Commitment Percentage of the amount specified in such Notice of Borrowing available to the Agent in immediately available funds (and the Agent may apply Cash Collateral available with respect to the applicable Swing Line Loan) for the account of the Swing Line Lender at the Agent's Office not later than 3:00 p.m. (New York, New York time) on the day specified in such Notice of Borrowing (provided such Lender receives the applicable Notice of Borrowing prior to 1:00 p.m. (New York, New York time) on such day, whereupon, subject to Section 2.8(c)(ii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Agent shall remit the funds so received to the Swing Line Lender.

(ii)     If for any reason any Swing Line Loan cannot be refinanced by such a Committed Borrowing in accordance with Section 2.8(c)(i), the request for Base Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Lenders fund its risk participation in the relevant Swing Line Loan and each Lender's payment to the Agent for the account of the Swing Line Lender pursuant to Section 2.8(c)(i) shall be deemed payment in respect of such participation.

(iii)     If any Lender fails to make available to the Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.8(c) by the time specified in Section 2.8(c)(i), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Swing Line Lender in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Swing Line Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's Revolving Loan included in the relevant Committed Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the Swing Line Lender submitted to any Lender (through the Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent demonstrable error.

(iv)     Each Lender's obligation to make Revolving Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.8(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Revolving Loans pursuant to this Section 2.8(c) is subject to the conditions set forth in Section 5.2. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest as provided herein.

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(d) Repayment of Participations.

(i)     At any time after any Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Lender its Commitment Percentage thereof in the same funds as those received by the Swing Line Lender.

(ii)     If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 11.13 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Lender shall pay to the Swing Line Lender its Commitment Percentage thereof on demand of the Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate.  The Agent will make such demand upon the request of the Swing Line Lender.  The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Interest for Account of Swing Line Lender.  The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans.  Until each Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.8 to refinance such Lender's Commitment Percentage of any Swing Line Loan, interest in respect of such Commitment Percentage shall be solely for the account of the Swing Line Lender.

(f) Payments Directly to Swing Line Lender.  The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

(g) Defaulting Lenders.  If any Lender is at that time a Defaulting Lender, the Swing Line Lender shall not be required to fund a Swing Line Loan unless the Swing Line Lender has entered into arrangements, including the delivery of Cash Collateral, satisfactory to Swing Line Lender (in its sole discretion) with the Borrower or such Lender to eliminate the Swing Line Lender's actual or potential Fronting Exposure (after giving effect to Section 2.11(a)(iv)) with respect to the Defaulting Lender arising from the Swing Line Loan then proposed to be advanced.

**2.9 Letters of Credit**.

(a)     (i) Issuance.  Subject to the terms and conditions hereof and of the LOC Documents, if any, and any other terms and conditions which the relevant L/C Issuer may reasonably require, the applicable L/C Issuer shall from time to time upon request by the Borrower issue, and the Lenders shall participate in, letters of credit (the "Letters of Credit") for the account of the Borrower; provided, however, that (A) the aggregate amount of Letter of Credit Obligations shall not at any time exceed the Letter of Credit Sublimit, (B) the sum of the aggregate amount of Letter of Credit Obligations outstanding plus the aggregate amount of Loans outstanding shall not exceed the Aggregate Commitment, (C) with respect to each individual Lender, the Lender's outstanding

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Revolving Loans plus its Commitment Percentage of Swing Line Loans plus its Commitment Percentage of outstanding Letter of Credit Obligations shall not exceed such Lender's Revolving Loan Commitment and (D) the aggregate amount of Letter of Credit Obligations in respect of Letters of Credit issued by any L/C Issuer shall not at any time exceed such LC Issuer's L/C Issuer Limit. Each request by the Borrower for the issuance of a Letter of Credit shall be deemed to be a representation by the Borrower that the Credit Extension with respect to such requested Letter of Credit complies with the conditions set forth in the proviso to the preceding sentence. Each Letter of Credit shall be a standby letter of credit issued to support the obligations (including pension or insurance obligations), contingent or otherwise, of the Borrower or any of its Subsidiaries. Each Letter of Credit shall have a stated term not later than 10 Business Days prior to the Maturity Date unless otherwise agreed by the applicable L/C Issuer, and the participations of the Lenders as set forth in Section 2.9(f) shall in any event terminate on the Maturity Date. Each Letter of Credit shall comply with the related LOC Documents.

(ii)     No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)     any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such L/C Issuer in good faith deems material to it;

(B)     the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit generally;

(C)     such Letter of Credit is to be denominated in a currency other than Dollars; or

(D)     any Lender is at that time a Defaulting Lender, unless the applicable L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, satisfactory to such L/C Issuer (in its sole discretion) with the Borrower or such Lender to eliminate such L/C Issuer's actual or potential Fronting Exposure (after giving effect to Section 2.11(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other Letter of Credit Obligations as to which such L/C Issuer has actual or potential Fronting Exposure, as it may elect in its sole discretion.

Integrys Five Year Credit Agreement

(b)     Issuance of Letters of Credit.   (i)   Each Letter of Credit shall be issued upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Agent) in the form of a Letter of Credit application, appropriately completed and signed by a Responsible Officer of the Borrower.  Such Letter of Credit application must be received by the applicable L/C Issuer and the Agent not later than (i) 4:00 p.m. (New York, New York time) at least one Business Day prior to the proposed issuance date of a letter of credit, (ii) 4:00 p.m. (New York, New York time) at least one Business Day prior to the proposed amendment date for a letter of credit, or (iii) such later date and time as the Agent and such L/C Issuer may agree in a particular instance in their sole discretion. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit application shall specify in form and detail satisfactory to the applicable L/C Issuer:  (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as the applicable L/C Issuer may reasonably require.  In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit application shall specify in form and detail satisfactory to the applicable L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as such L/C Issuer may reasonably require. Additionally, the Borrower shall furnish to the applicable L/C Issuer and the Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any LOC Documents, as such L/C Issuer or the Agent may reasonably require.

(ii)     Promptly after receipt of any Letter of Credit application, the applicable L/C Issuer will confirm with the Agent (by telephone or in writing) that the Agent has received a copy of such Letter of Credit application from the Borrower and, if not, such L/C Issuer will provide the Agent with a copy thereof.  Unless the applicable L/C Issuer has received written notice from any Lender, the Agent or the Borrower, at least one Business Day prior to the requested date of issuance of the applicable Letter of Credit, that one or more applicable conditions contained in Section 5.2 shall not then be satisfied, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower, in each case in accordance with such L/C Issuer's usual and customary business practices.  Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender's Commitment Percentage times the amount of such Letter of Credit.

(c) Reduction of L/C Issuer Limit.  In the event an  L/C Issuer fails to provide a consent requested of it pursuant to Section 2.6(b) hereof, then, provided that (x) no Default or Event of Default has occurred and is continuing at such time and (y) such L/C Issuer has no outstanding Letters of Credit, the Borrower may by notice to such L/C Issuer and the Agent, terminate the L/C Issuer Limit of such L/C Issuer, whereupon such Person shall cease to be an L/C Issuer as of the date of such notice.

(d) Letter of Credit Fees.

(i)     Letter of Credit Fees.  In consideration of the issuance of Letters of Credit hereunder, the Borrower agrees to pay to the Agent for the pro rata benefit of the Lenders (based on each Lender's Commitment Percentage), a per annum fee (the "Letter of Credit Fees") equal to the Applicable Percentage on the average daily maximum amount available to be drawn under all Letters of Credit; provided, however, any Letter of Credit Fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the applicable L/C Issuer pursuant to this Section 2.9 or Section 2.11 shall be payable, to the maximum extent permitted by applicable Law, to the other Lenders in accordance with the upward adjustments in their respective Applicable Percentages allocable to such Letter of Credit pursuant to Section 2.11(a)(iv), with the balance of such fee, if any, payable to the applicable L/C Issuer for its own account.  The Letter of Credit Fees will be payable in arrears on the first Business Day after the end of each calendar quarter (as well as on the Maturity Date) for the immediately preceding fiscal quarter (or portion thereof), beginning with the first of such dates to occur after the date of this Agreement.

(ii)     L/C Issuer Letter of Credit Fees.  In addition to the Letter of Credit Fees payable pursuant to subsection (1) above, the Borrower shall pay to the applicable L/C Issuer for its own account, without sharing by the other Lenders, a fronting fee in an amount agreed by the Borrower and such L/C Issuer as a percentage of the outstanding face amount of each Letter of Credit payable quarterly in arrears at the same time the Letter of Credit Fees are payable plus the customary incidental and/or out of pocket charges from time to time for its services in connection with the issuance, amendment, payment, transfer, administration, cancellation and conversion of, and drawings under, Letters of Credit.

(e) Notice and Reports.  Each L/C Issuer, at least weekly and more frequently upon request, shall deliver to the Agent a complete list of all outstanding Letters of Credit issued by such L/C Issuer.  The Agent will, at least monthly and more frequently upon request, provide to the Lenders a detailed report specifying the Letters of Credit which are then issued and outstanding and any activity with respect thereto which may have occurred since the date of the prior report, and including therein, among other things, the account party, the beneficiary, the face amount, and the expiry date as well as any payments or expirations which may have occurred.

(f) Participations.  Each Lender, upon issuance of a Letter of Credit, shall be deemed to have purchased without recourse a risk participation from the applicable L/C Issuer in such Letter of Credit and each LOC Document related thereto and the rights and obligations arising thereunder and any collateral relating thereto, in each case in an amount equal to its Commitment Percentage of the obligations under such Letter of Credit, and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be

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obligated to pay to such L/C Issuer therefor and discharge when due, its Commitment Percentage of the obligations arising under such Letter of Credit.  Without limiting the scope and nature of each Lender's participation in any Letter of Credit, to the extent that the applicable L/C Issuer has not been reimbursed as required hereunder or under any such Letter of Credit, each such Lender shall pay to such L/C Issuer its Commitment Percentage of such unreimbursed drawing in same day funds on the day of notification by the Agent of an unreimbursed drawing pursuant to the provisions of subsection (g) hereof.  The obligation of each Lender to so reimburse an L/C Issuer shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event.  Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the applicable L/C Issuer under any Letter of Credit, together with interest as hereinafter provided.

(g) Reimbursement.  In the event of any drawing under any Letter of Credit, the applicable L/C Issuer will promptly notify the Borrower and the Agent thereof not later than 12:00 noon (New York, New York time) on the date of any payment by such L/C Issuer under a Letter of Credit (each such date an "Honor Date").  If the Borrower fails to so reimburse the applicable L/C Issuer by 1:00 p.m. (New York, New York time) on such date, such L/C Issuer shall notify the Agent and the Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount") and the amount of such Lenders' Commitment Percentage thereof.  In such event, the Borrower shall be deemed to have requested a Base Rate Loan to be disbursed on the Honor Date in a amount equal to the Unreimbursed Amount, without regard to minimum and multiples specified in Section 2.5 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Commitments and the conditions set forth in Section 5.2.  If the Borrower shall fail to reimburse the applicable L/C Issuer as provided hereinabove because the conditions to the Borrower's obtaining a Revolving Loan have not been satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Advance in the amount of the Unreimbursed Amount of such drawing, which L/C Advance shall bear interest at a per annum rate equal to the Adjusted Base Rate plus the Applicable Percentage plus two percent (2%).  The Borrower's reimbursement obligations hereunder shall be absolute and unconditional under all circumstances (except as expressly set forth below) irrespective of any rights of set-off, counterclaim or defense to payment the applicable account party or the Borrower may claim or have against the applicable L/C Issuer, the Agent, the Lenders, the beneficiary of the Letter of Credit drawn upon or any other Person, including without limitation, any defense based on any failure of the applicable account party or the Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit.  The applicable L/C Issuer, through the Agent, will promptly notify the Lenders of the amount of any unreimbursed drawing and any notice given by such L/C Issuer or the Agent pursuant to this Section 2.9(g) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.  Upon such notice, each Lender shall promptly pay to the Agent for the account of the applicable L/C Issuer, in immediately available funds, the amount of such Lender's Commitment Percentage of such unreimbursed drawing.  Such payment shall be made on the day such notice is received by such Lender from the Agent if such notice is received at or before 3:00 p.m. (New York, New York time), otherwise such payment shall be made at or before 1:00 p.m. (New York, New

29

York time) on the Business Day next succeeding the day such notice is received.  If such Lender does not pay such amount to the Agent in full upon such request, such Lender shall, on demand, pay to the Agent interest on the unpaid amount during the period from the date the Lender received the notice regarding the unreimbursed drawing until the Lender pays such amount to the Agent in full at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the applicable L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lenders' Revolving Loan included in the relevant Extension of Credit.  A certificate of the applicable L/C Issuer submitted to any Lender (through the Agent) with respect to any amounts owing under this Section 2.9(g) shall be conclusive absent demonstrable error.   Each Lender's obligation to make such payment to the Agent for the account of the applicable L/C Issuer, and the right of such L/C Issuer to receive the same, shall be absolute and unconditional, shall not be affected by any circumstance whatsoever and without regard to the termination of this Agreement or the Revolving Loan Commitments hereunder, the existence of a Default or Event of Default or the acceleration of the obligations hereunder and shall be made without any offset, abatement, withholding or reduction whatsoever.  Simultaneously with the making of each such payment by a Lender to an L/C Issuer, such Lender shall, automatically and without any further action on the part of such L/C Issuer or such Lender, acquire a participation in an amount equal to such payment (excluding the portion of such payment constituting interest owing to the Agent) in the related unreimbursed drawing portion of the Letter of Credit Obligation and in the interest thereon and in the related LOC Documents, and shall have a claim against the Borrower with respect thereto.

(h) Repayment with Revolving Loans.  On any day on which the Borrower shall have requested, or been deemed to have requested, a Revolving Loan to reimburse a drawing under a Letter of Credit, the Agent shall give notice to the Lenders that a Revolving Loan has been requested or deemed requested in connection with a drawing under a Letter of Credit, in which case a Revolving Loan comprised solely of Base Rate Loans (each such borrowing, a "Mandatory Borrowing") shall be immediately made from all Lenders (without giving effect to any termination of the Revolving Loan Commitments pursuant to Section 9.1) pro rata based on each Lender's respective Commitment Percentage and the proceeds thereof shall be paid directly to the Agent for application to the respective Letter of Credit Obligations.  Each Lender hereby irrevocably agrees to make such Revolving Loans upon any such request or deemed request on account of each such Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the same such date notwithstanding (i) the amount of Mandatory Borrowing may not comply with the minimum amount for borrowings of Revolving Loans otherwise required hereunder, (ii) whether a Default or Event of Default then exists, (iii) failure of any such request or deemed request for Revolving Loans to be made by the time otherwise required hereunder, (iv) the date of such Mandatory Borrowing, or (v) any reduction in or any termination of the Revolving Loan Commitments.  Such funding of Revolving Loans shall be made on the day notice of such Mandatory Borrowing is received by each Lender from the Agent if such notice is received at or before 3:00 p.m. (New York, New York time), otherwise such payment shall be made at or before 1:00 p.m. (New York, New York time) on the Business Day next succeeding the day such notice is received.  In the event that any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under any applicable bankruptcy law with respect to the Borrower), then each Lender hereby agrees that it shall forthwith fund (as of the date the Mandatory Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) its Commitment Percentage in the outstanding Letter of Credit Obligations; provided, further, that in the event any Lender shall fail to fund its Commitment Percentage on the day the Mandatory Borrowing would otherwise have occurred, then the amount of such Lender's unfunded Commitment Percentage therein shall bear interest payable to the applicable L/C Issuer upon demand, at the rate equal to, if paid within two Business Days of such date, the Federal Funds Rate, and thereafter at a rate equal to the Base Rate. No such Extension of Credit shall relieve or otherwise impair the obligation of the Borrower to reimburse an L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein. Until each Lender funds its Revolving Loan pursuant to this Section 2.9(g) to reimburse an L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender's Commitment Percentage of such amount shall be solely for the account of such L/C Issuer.

(i) <u>Repayment of Participations</u>. At any time after the applicable L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender's L/C Advance in respect of such payment in accordance with Section 2.9(g), if the Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Agent), the Agent will distribute to such Lender its Commitment Percentage thereof in the same funds as those received by the Agent. If any payment received by the Agent for the account of an L/C Issuer pursuant to Section 2.9(g) is required to be returned under any of the circumstances described in Section 11.13 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Lender shall pay to the Agent for the account of such L/C Issuer its Commitment Percentage thereof on demand of the Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Borrower's obligations under, and the termination of, this Agreement.

(j) <u>Role of L/C Issuer</u>. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, no L/C Issuer shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of any L/C Issuer, the Agent, any of their respective Related Parties nor any correspondent, participant or assignee of such L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or LOC Documents. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement.  None of any L/C Issuer, the Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.9(m); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against an L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by such L/C Issuer's willful misconduct or gross negligence or such L/C Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit.  In furtherance and not in limitation of the foregoing, an L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(k) Modification and Extension.  The issuance of any supplement, modification, amendment, or extension to any Letter of Credit, for purposes hereof, shall be treated in all respects the same as the issuance of a new Letter of Credit.

(l) Applicability of ISP.  The applicable L/C Issuer may have the standby Letters of Credit be subject to International Standby Practices, as published as of the date of issue by the International Chamber of Commerce (Publication No. 590 or the most recent publication, the "ISP 98"), in which case the ISP 98 may be incorporated therein and deemed in all respects to be a part thereof.

(m) Obligations Absolute.  The obligation of the Borrower to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each Extension of Credit with respect to such Letters of Credit shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit or this Agreement;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrower may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the applicable L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)     any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)     any payment by the applicable L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit, provided that such draft or certificate reasonably appears to comply with the terms of the Letter of Credit; or any payment made by such L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any bankruptcy or insolvency laws; or

(v)     any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower.

(vi)     The Borrower shall promptly examine a copy of each Letter of Credit that is delivered to it and, in the event of any claim of noncompliance with the Borrower's instructions or other irregularity, the Borrower will notify the applicable L/C Issuer as promptly as practicable.  The Borrower shall be conclusively deemed to have waived any such claim against such L/C Issuer and its correspondents unless such notice is given as aforesaid.

(n) Responsibility of L/C Issuer.  It is expressly understood and agreed as between the Lenders that the obligations of the L/C Issuers hereunder to the Lenders are only those expressly set forth in this Agreement and that each L/C Issuer shall be entitled to assume that the conditions precedent set forth in Section 5 have been satisfied unless it shall have acquired actual knowledge that any such condition precedent has not been satisfied; provided, however, that nothing set forth in this Section 2.9 shall be deemed to prejudice the right of any Lender to recover from any L/C Issuer any amounts made available by such Lender to such L/C Issuer pursuant to this Section 2.9 in the event that it is determined by a court of competent jurisdiction that the issuance of or payment with respect to a Letter of Credit constituted gross negligence or willful misconduct on the part of such L/C Issuer.

(o) Conflict with LOC Documents.  In the event of any conflict between this Agreement and any LOC Document, this Agreement shall govern.

(p) Indemnification of L/C Issuers.

(i)     In addition to its other obligations under this Agreement, the Borrower hereby agrees to protect, indemnify, pay and save each L/C Issuer harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable, documented attorneys' fees) that such L/C Issuer may

Integrys Five Year Credit Agreement

incur or be subject to as a consequence, direct or indirect, of (A) the issuance of any Letter of Credit or (B) the failure of such L/C Issuer to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions, herein called "Government Acts").

(ii)    As between the Borrower and the L/C Issuers and the Lenders, the Borrower shall assume all risks of the acts, omissions or misuse of any Letter of Credit by the beneficiary thereof.  The L/C Issuers and the Lenders shall not be responsible for (except in the case of (C) below if the applicable L/C Issuer has actual knowledge to the contrary, in which case only such L/C Issuer shall be responsible):  (A) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; provided that such document(s) reasonably appear to conform on their face to the terms of the Letter of Credit, (B) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (C) failure of the beneficiary of a Letter of Credit to comply fully with conditions required in order to draw upon a Letter of Credit; provided that the document(s) submitted reasonably appear to conform on their face to the terms of the Letter of Credit, (D) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telex or otherwise, whether or not they be in cipher; (E) errors in interpretation of technical terms; (F) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under a Letter of Credit or of the proceeds thereof; and (G) any consequences arising from causes beyond the control of the applicable L/C Issuer, including, without limitation, any Government Acts.  None of the above shall affect, impair, or prevent the vesting of the L/C Issuers' rights or powers hereunder.

(iii)    In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by an L/C Issuer, under or in connection with any Letter of Credit or the related certificates, if taken or omitted in good faith and not deemed to constitute gross negligence or willful misconduct, shall not put such L/C Issuer or any Lender under any resulting liability to the Borrower.  It is the intention of the parties that this Agreement shall be construed and applied to protect and indemnify each L/C Issuer against any and all risks involved in the issuance of the Letters of Credit (other than the risk of gross negligence or willful misconduct on the part of such L/C Issuer), all of which risks are hereby assumed by the Borrower, including, without limitation, any and all risks of the acts or omissions, whether rightful or wrongful, of any present or future Government Acts.  No L/C Issuer shall, in any way, be liable for any failure by such L/C issuer or anyone else to pay any drawing under any Letter of credit as a result of any Government Acts or any other cause beyond the control of such L/C Issuer.

(iv)    Nothing in this subsection (p) is intended to limit the reimbursement obligation of the Borrower contained in this Section 2.9.  The obligations of the Borrower

34

under this subsection (p) shall survive the termination of this Agreement. No act or omission of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of any L/C Issuer to enforce any right, power or benefit under this Agreement.

(v) Notwithstanding anything to the contrary contained in this subsection (p) or in any LOC Document, neither the Borrower nor any Lender shall have any obligation to indemnify any L/C Issuer in respect of any liability incurred by such L/C Issuer arising out of the gross negligence or willful misconduct of such L/C Issuer, as determined by a court of competent jurisdiction. Nothing in this Agreement shall relieve any L/C Issuer of any liability to the Borrower or any Lender in respect of any action taken by such L/C Issuer which action constitutes gross negligence or willful misconduct of such L/C Issuer or a violation of the UCP or Uniform Commercial Code (as applicable), as determined by a court of competent jurisdiction.

(q) <u>Letters of Credit Under the Existing Credit Agreement</u>. Upon the Effective Date, all letters of credit issued or deemed issued by any L/C Issuer under the Existing Credit Agreement and set forth on Schedule 2.9 shall automatically be deemed Letters of Credit issued by such L/C Issuer under this Agreement subject to all of the terms and conditions hereof including, among other things, that the Lenders will automatically be deemed to have purchased a participation in such letters of credit as of the Effective Date and the Borrower shall have the reimbursement obligations with respect thereto set forth in Section 2.9(g) above.

**2.10    Cash Collateral**.

(a) <u>Certain Credit Support Events</u>. In the event that any Letter of Credit remains outstanding beyond the tenth Business Day prior to the Maturity Date, the Borrower shall upon demand of the Required Lenders (or the Agent acting with the consent of the Required Lenders) either (i) Cash Collateralize the sum of the largest draft which could then or thereafter be drawn under such Letter of Credit, which sum the Agent may hold for the account of the Borrower, with interest, for the purpose of paying any draft presented, with the excess, if any, to be returned to the Borrower upon termination or expiration of such Letter of Credit or (ii) if acceptable to the applicable L/C Issuer, deliver a back-up letter of credit to the Agent securing the Borrower's reimbursement obligations with respect to such Letter of Credit in form and substance acceptable to the Required Lenders and from a creditworthy financial institution acceptable to the Required Lenders. Upon the request of the Agent or the applicable L/C Issuer, if such L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has not been reimbursed or refinanced with Revolving Loans in accordance with Section 2.9(g) or (h), respectively, the Borrower shall immediately Cash Collateralize the then outstanding amount of all Letter of Credit Obligations. At any time that there shall exist a Defaulting Lender, immediately upon the request of the Agent, any L/C Issuer or the Swing Line Lender, the Borrower shall deliver to the Agent Cash Collateral in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 2.11(a)(iv) and any Cash Collateral provided by the Defaulting Lender).

(b) <u>Grant of Security Interest</u>. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked deposit accounts at

U.S. Bank , which shall bear interest for the account of the Borrower.  The Borrower, and to the extent provided by any Lender, such Lender, hereby grants to (and subjects to the control of) the Agent, for the benefit of the Agent, each L/C Issuer and the Lenders (including the Swing Line Lender), and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.10(c).  If at any time the Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Agent as herein provided, or that the total amount of such Cash Collateral is less than the applicable Fronting Exposure and other obligations secured thereby, the Borrower or the relevant Defaulting Lender will, promptly upon demand by the Agent, pay or provide to the Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(c) Application.  Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.10 or Sections 2.11 or 9.2 in respect of Letters of Credit or Swing Line Loans shall be held and applied to the satisfaction of the specific Letter of Credit Obligations, Swing Line Loans, and obligations to fund participations therein for which the Cash Collateral was provided (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation), it being agreed that Cash Collateral provided in respect of obligations of Defaulting Lenders to L/C Issuers shall be applied on a pro rata basis as set forth in Section 2.11(a)(ii).

(d) Release.  Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations and not otherwise applied in accordance with Section 2.10(c) shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 11.6) or (ii) the Agent's good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of the Borrower shall not be released during the continuance of a Default or Event of Default (and following application as provided in this Section 2.10 may be otherwise applied in accordance with Section 9.3), and (y) the Person providing Cash Collateral and the applicable L/C Issuer or Swing Line Lender, as applicable, may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

**2.11    Defaulting Lenders**.

(a) Adjustments.  Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)      Waivers and Amendments.  That Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 11.6.

(ii)     Reallocation of Payments.  Any payment of principal, interest, fees or other amounts received by the Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 9 or otherwise, and including any amounts made available to the Agent by that Defaulting Lender pursuant to Section 11.2), shall be applied at such time or times as may be determined by the Agent as follows: *first*, to the payment of any amounts owing by that Defaulting Lender to the Agent hereunder; *second*, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the L/C Issuers or Swing Line Lender hereunder; *third*, if so determined by the Agent or requested by any L/C Issuer or Swing Line Lender, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Swing Line Loan or Letter of Credit; *fourth*, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement; *fifth*, if so determined by the Agent and the Borrower, to be held in an interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; *sixth*, to the payment of any amounts owing to the Lenders, the L/C Issuers or Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any L/C Issuer or Swing Line Lender against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; *seventh*, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; and *eighth*, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Advances in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or L/C Advances were made at a time when the conditions set forth in Section 5.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Advances owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Advances owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.11(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto. Promptly (x) upon a Lender ceasing to be a Defaulting Lender in accordance with the terms of this Agreement or (y) following termination of this Agreement (including the termination of all Letters of Credit issued hereunder) and the payment of all amounts owed under this Agreement (other than unasserted contingent obligations which by their terms survive the termination of this Agreement), all amounts, if any, held in a deposit account pursuant to this Section 2.11(a) shall be returned to such Lender or Defaulting Lender, as applicable.

(iii)     Certain Fees.  That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 3.4 for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 2.9(d).

(iv)     Reallocation of Commitment Percentages to Reduce Fronting Exposure. All or any part of a Defaulting Lender's participations Letters of Credit or Swing Line Loans pursuant to Sections 2.8 and 2.9, shall be reallocated among the non-Defaulting Lenders in accordance with their respective Commitment Percentages (calculated without regard to such Defaulting Lender's Revolving Loan Commitment); provided, that, (i)each such reallocation shall be given effect only, if, at the date the applicable Lender becomes a Defaulting Lender, no Default or Event of Default exists, and (ii) the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit and Swing Line Loans shall not exceed the positive difference, if any, of (1) the Revolving Loan Commitment of that non-Defaulting Lender minus (2) the aggregate outstanding principal amount of the Revolving Loans of that Lender.  No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such Non-Defaulting Lender's increased exposure following such reallocation.

(b) Defaulting Lender Cure.  If a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, as reasonably determined by the Borrower, the Agent, Swing Line Lender and each L/C Issuer, such Defaulting Lender shall no longer be deemed to be a Defaulting Lender and the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Revolving Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with their Commitment Percentages (without giving effect to Section 2.11(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.

## Section 3.  PAYMENTS

### 3.1 Interest.

(a) Interest Rate.

(i)     All Base Rate Loans shall accrue interest at the Adjusted Base Rate.

(ii)     All Eurodollar Loans shall accrue interest at the Adjusted Eurodollar Rate applicable to such Eurodollar Loan.

(b) <u>Default Rate of Interest</u>.  Upon the occurrence, and during the continuance, of an Event of Default, the Agent may, and upon the request of the Required Lenders shall, require the Borrower to pay interest ("<u>Default Interest</u>") on the principal of and, to the extent permitted by law, interest on the Loans and any other amounts owing hereunder or under the other Credit Documents, on demand, at a per annum rate equal to two percent (2%) plus the rate which would otherwise be applicable (or if no rate is applicable, then the rate for Revolving Loans that are Base Rate Loans plus two percent (2%) per annum), <u>provided</u>, <u>however</u>, that following acceleration of the Loans pursuant to Section 9.02, Default Interest shall accrue and be payable hereunder whether or not previously required by the Agent.

(c) <u>Interest Payments</u>.  Interest on Loans shall be due and payable in arrears on each Interest Payment Date.

**3.2 <u>Prepayments</u>**.

(a) <u>Voluntary Prepayments</u>.  The Borrower shall have the right to prepay Loans in whole or in part from time to time without premium or penalty; <u>provided</u>, <u>however</u>, that (i) Eurodollar Loans may only be prepaid on three Business Days' prior written notice to the Agent and any prepayment of Eurodollar Loans will be subject to Section 4.3; and (ii) each such partial prepayment of Loans shall be in the minimum principal amount of $1,000,000; <u>provided</u> that if less than $1,000,000 would remain outstanding after such prepayment, such prepayment shall be in the amount of the entire outstanding principal amount of the Loans.  Amounts prepaid hereunder shall be applied as the Borrower may elect; <u>provided</u> that if the Borrower fails to specify otherwise, all voluntary prepayments shall be applied first to Swing Line Loans, then to Revolving Loans that are Base Rate Loans, and then to Revolving Loans that are Eurodollar Loans in direct order of Interest Period maturities.

(b) <u>Mandatory Prepayments</u>.  If at any time the amount of Loans outstanding plus the Letter of Credit Obligations outstanding exceeds the Aggregate Commitment, the Borrower shall immediately make a principal payment to the Agent in the manner and in an amount such that the sum of Loans outstanding plus the Letter of Credit Obligations outstanding is less than or equal to the Aggregate Commitment.  Any payments made under this Section 3.2(b) shall be subject to Section 4.3 and shall be applied first to Swing Line Loans, then to Revolving Loans that are Base Rate Loans, and then to Revolving Loans that are Eurodollar Loans in direct order of Interest Period maturities.

**3.3 <u>Payments</u>**.

On the Maturity Date, the entire outstanding principal balance of all Loans and the Letter of Credit Obligations (to the extent that the Borrower has not provided cash collateral or provided a back-up letter of credit pursuant to Section 2.9(c) above), together with accrued but unpaid interest and all other sums owing under this Agreement, shall be due and payable in full, unless accelerated sooner pursuant to Section 9.2.

**3.4 <u>Fees</u>**.

(a) <u>Commitment Fees</u>.  In consideration of the Revolving Loan Commitment being made available by the Lenders hereunder, the Borrower agrees to pay to the Agent, for the pro rata benefit of each Lender, a fee equal to the Applicable Percentage for Commitment Fees multiplied by the daily average of the excess of the Revolving Loan Commitment over the sum of the aggregate principal amount of the Revolving Loans plus the Letter of Credit Obligations (the "Commitment Fees"); <u>provided</u> that the Swing Line Lender shall not accrue Commitment Fees on the amount of its outstanding Swing Line Loans.  The accrued Commitment Fees shall be due and payable in arrears on the first Business Day after the end of each calendar quarter (as well as on the final Maturity Date and on any date that the Revolving Loan Commitment is reduced) for the immediately preceding calendar quarter (or portion thereof), beginning with the first of such dates to occur after the Closing Date.

(b) <u>Administrative Fees</u>.  The Borrower agrees to pay to the Agent, for its own account, an annual fee as agreed to between the Borrower and the Agent in the applicable Fee Letter.

**3.5 <u>Place and Manner of Payments</u>**.

(a)    All payments of principal, interest, fees, expenses and other amounts to be made by the Borrower under this Agreement shall be received without setoff, deduction or counterclaim not later than 3:00 p.m.(New York, New York time) on the date when due in Dollars and in immediately available funds by the Agent at its offices in New York, New York. Unless the application of a payment is specifically directed by the Borrower or determined pursuant to Section 3.2 (or if such application would be inconsistent with the terms hereof), the Agent shall distribute payments received from the Borrower to the Lenders in such manner as it reasonably determines in its sole discretion.

(b)    Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of the Lenders or an L/C Issuer hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or an L/C Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or such L/C Issuer, as the case may be, severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation. A notice of the Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent demonstrable error.

**3.6 <u>Pro Rata Treatment</u>**.

Except to the extent otherwise provided herein, all Revolving Loans, each payment or prepayment of principal of any Revolving Loan, each payment of interest on the

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Revolving Loans, each payment of Commitment Fees, each reduction of the Revolving Loan Commitment, and each conversion or continuation of any Revolving Loans, shall be allocated pro rata among the Lenders in accordance with the respective Commitment Percentages; provided that, if any Lender shall have failed to pay its applicable pro rata share of any Revolving Loan, then any amount to which such Lender would otherwise be entitled pursuant to this Section 3.6 shall instead be applied as provided in Section 2.11(a)(ii); and provided, further, that in the event any amount paid to any Lender pursuant to this Section 3.6 is rescinded or must otherwise be returned by the Agent, each Lender shall, upon the request of the Agent, repay to the Agent the amount so paid to such Lender, with interest for the period commencing on the date such payment is returned by the Agent until the date the Agent receives such repayment at a rate per annum equal to, during the period to but excluding the date two Business Days after such request, the Federal Funds Rate, and thereafter, the Base Rate plus two percent (2%) per annum.

### 3.7 **Computations of Interest and Fees**.

(a) Except for Base Rate Loans, on which interest shall be computed on the basis of a 365 or 366 day year as the case may be, all computations of interest and fees hereunder shall be made on the basis of the actual number of days elapsed over a year of 360 days.

(b) It is the intent of the Lenders and the Borrower to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between the Lenders and the Borrower are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising and whether written or oral. In no way, nor in any event or contingency (including but not limited to prepayment or acceleration of the maturity of any obligation), shall the interest taken, reserved, contracted for, charged, or received under this Agreement, under the Notes or otherwise, exceed the maximum nonusurious amount permissible under applicable law. If, from any possible construction of any of the Credit Documents or any other document, interest would otherwise be payable in excess of the maximum nonusurious amount, any such construction shall be subject to the provisions of this paragraph and such documents shall be automatically reduced to the maximum nonusurious amount permitted under applicable law, without the necessity of execution of any amendment or new document. If any Lender shall ever receive anything of value which is characterized as interest on the Loans under applicable law and which would, apart from this provision, be in excess of the maximum lawful amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loans and not to the payment of interest, or refunded to the Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal amount of the Loans. The right to demand payment of the Loans or any other indebtedness evidenced by any of the Credit Documents does not include the right to receive any interest which has not otherwise accrued on the date of such demand, and the Lenders do not intend to charge or receive any unearned interest in the event of such demand. All interest paid or agreed to be paid to the Lenders with respect to the Loans shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term (including any renewal or extension) of the Loans so that the amount of interest on account of such indebtedness does not exceed the maximum nonusurious amount permitted by applicable law.

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**3.8 Sharing of Payments**.

If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

(i)     if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)     the provisions of this paragraph shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Advances to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

**Section 4. ADDITIONAL PROVISIONS REGARDING LOANS**

**4.1 Pricing Provisions**.

(a) Unavailability.  In the event that the Agent shall have determined in good faith (i) that U.S. dollar deposits in the principal amounts requested with respect to a Eurodollar Loan are not generally available in the London interbank Eurodollar market or (ii) that reasonable means do not exist for ascertaining the Eurodollar Rate, the Agent shall, as soon as practicable thereafter, give notice of such determination to the Borrower and the Lenders.  In the event of any such determination under clauses (i) or (ii) above, until the Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any request by the Borrower for Eurodollar Loans shall be deemed to be a request for Base Rate Loans, (B) any request by the Borrower for conversion into or continuation of Eurodollar Loans shall be deemed to be a request for conversion into or continuation of Base Rate Loans and (C) any Revolving Loans that were to be converted or continued as Eurodollar Loans on the first day of an Interest Period shall be converted to or continued as Base Rate Loans.

(b) Change in Legality. Notwithstanding any other provision herein, if any change, after the date hereof, in any law or regulation (including the introduction of any new law or regulation) or in the interpretation thereof by any Governmental Authority charged with the administration or interpretation thereof shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Agent, such Lender may:

(A) declare that Eurodollar Loans, and conversions to or continuations of Eurodollar Loans, will not thereafter be made by such Lender hereunder, whereupon any request by the Borrower for, or for conversion into or continuation of, Eurodollar Loans shall, as to such Lender only, be deemed a request for, or for conversion into or continuation of, Base Rate Loans, unless such declaration shall be subsequently withdrawn; and

(B) require that all outstanding Eurodollar Loans made by it be converted to Base Rate Loans in which event all such Eurodollar Loans shall be automatically converted to Base Rate Loans.

In the event any Lender shall exercise its rights under clause (A) or (B) above, all payments and prepayments of principal which would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the Base Rate Loans made by such Lenders in lieu of, or resulting from the conversion of, such Eurodollar Loans.

(c) Requirements of Law. If at any time a Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to the making, the commitment to make, the continuing, the converting into or the maintaining of any Eurodollar Loan or to the issuance or participation in Letters of Credit because of (i) any Change in Law, including, without limitation, the imposition, modification or deemed applicability of any reserves, deposits, compulsory loans, insurance charges or similar requirements (such as, for example, but not limited to, a change in official reserve requirements, but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the Adjusted Eurodollar Rate) or (ii) other circumstances affecting the London interbank Eurodollar market; then the Borrower shall pay to such Lender promptly upon written demand therefore, accompanied by a statement in reasonable detail showing the calculation of the amount demanded, such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender may determine in its reasonable discretion) as may be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder. Each determination and calculation made by a Lender under this Section 4.1 shall, absent demonstrable error, be binding and conclusive on the parties hereto. This Section shall survive termination of this Agreement and the other Credit Documents and payment of the Loans and all other amounts payable hereunder.

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(d) <u>Cost of Funds</u>.  If the Lenders having 50% or more of the aggregate Revolving Loan Commitments determine (which determination shall be conclusive and binding upon the Borrower) that the Eurodollar Rate will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Eurodollar Loans, the Agent shall give notice thereof to the Borrower and the Lenders as soon as practicable thereafter and, upon delivery of such notice and until the Agent (upon the instruction of such Lenders) revokes such notice, (A) any request by the Borrower for Eurodollar Loans shall be deemed to be a request for Base Rate Loans, (B) any request by the Borrower for conversion into or continuation of Eurodollar Loans shall be deemed to be a request for conversion into or continuation of Base Rate Loans and (C) any Revolving Loans that were to be converted or continued as Eurodollar Loans on the first day of an Interest Period shall be converted to or continued as Base Rate Loans.

Failure or delay on the part of any Lender to demand compensation pursuant to this Section 4.1 shall not constitute a waiver of such Lender's right to demand such compensation; <u>provided</u> that the Borrower shall not be required to compensate such Lender pursuant to this Section for any increased costs or reductions incurred more than 90 days prior to the date that such Lender notifies the Borrower of the change in or in the interpretation of law or regulation giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor; <u>provided</u> <u>further</u> that, if the change in or in the interpretation of law or regulation giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof. Notwithstanding anything to the contrary, any claim for compensation made by a Lender under this Section 4.1 shall certify that such claim is generally consistent with such Lender's treatment of customers of such Lender that such Lender considers, in its reasonable discretion, to be similarly situated as the Borrower under comparable credit facilities; <u>provided</u>, that such Lender shall not be required to disclose any confidential or proprietary information therein.

Notwithstanding the foregoing, and notwithstanding Section 4.3, the Borrower shall be entitled to withdraw any pending request for Eurodollar Loans, to withdraw any pending request for conversion into or continuation of Eurodollar Loans, and to prepay any outstanding Revolving Loans, if such requests or Revolving Loans are or would be affected by this Section 4.1, subject to the provisions of Section 4.3.

**4.2 <u>Capital Adequacy</u>**.

If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or such Lender's or Issuing Bank's holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender's (or parent corporation's) capital or assets as a consequence of its commitments or obligations hereunder to a level below that which such Lender (or its parent corporation) could have achieved but for such adoption, effectiveness, change or compliance (taking into consideration such Lender's (or parent corporation's) policies with respect to capital adequacy), then, upon notice from such Lender, accompanied by a statement in reasonable detail showing the calculation of the amount demanded, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction.  Each determination by any such Lender of amounts owing under this Section 4.2 shall, absent demonstrable error, be conclusive and binding on the parties hereto. This Section shall survive termination of this Agreement and the other Credit Documents and payment of the Loans and all other amounts payable hereunder.

Failure or delay on the part of any Lender to demand compensation pursuant to this Section 4.2 shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate such Lender pursuant to this Section for any increased costs or reductions incurred more than 90 days prior to the date that such Lender notifies the Borrower of the change in or in the interpretation of law or regulation giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor; provided further that, if the change in or in the interpretation of law or regulation giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof. Notwithstanding anything to the contrary, any claim for compensation made by a Lender under this Section 4.2 shall certify that such claim is generally consistent with such Lender's treatment of customers of such Lender that such Lender considers, in its reasonable discretion, to be similarly situated as the Borrower under comparable credit facilities; provided that such Lender shall not be required to disclose any confidential or proprietary information therein.

### 4.3 Compensation.

The Borrower promises to indemnify each Lender, and to hold each Lender harmless from any loss or expense which such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of a Eurodollar Loan after the Borrower has given a notice thereof in accordance with the provisions of this Agreement, (c) the making of a prepayment of Eurodollar Loans on a day which is not the last day of an Interest Period with respect thereto and (d) the payment, continuation or conversion of a Eurodollar Loan on a day which is not the last day of the Interest Period applicable thereto or the failure to repay a Eurodollar Loan when required by the terms of this Agreement including as a result of an assignment in accordance with section 4.5. Such indemnification may include an amount equal to (i) an amount of interest calculated at the Eurodollar Rate which would have accrued on the amount in question, for the period from the date of such prepayment or of such failure to borrow, convert, continue or repay to the last day of the applicable Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Eurodollar Loans provided for herein minus (ii) the amount of interest (as reasonably determined by such Lender) which would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank Eurocurrency market. The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

### 4.4 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under this Agreement or under any other Credit Document shall, to the extent permitted by applicable law, be made free and clear of, and without reduction or withholding for, any Taxes; provided, however, if applicable law requires the Borrower or the Agent to withhold or deduct any Tax, such Tax shall be withheld or deducted in accordance with such law as determined by the Borrower or the Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to Section 4.4(f).

(b) <u>Obligation to Withhold.</u>  If the Borrower or the Agent shall be required to withhold or deduct any Taxes from any payment, then (A) the Borrower or the Agent, as the case may be, shall withhold or make such deductions as are determined by the Borrower or the Agent, as the case may be, to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Borrower or the Agent, as the case may be, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Agent, Lender, or L/C Issuer, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(c)  <u>Payment of Other Taxes by the Borrower.</u>  Without limiting the provisions of Sections 4.4(a) and 4.4(b), the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable laws.

(d)  <u>Tax Indemnification by Borrower.</u>  Without limiting the provisions of Sections 4.4(a)-4.4(c), the Borrower shall, and does hereby, indemnify the Agent, each Lender, and the L/C Issuer, and shall make payment in respect thereof within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Agent, such Lender, or the L/C Issuer, as the case may be, with respect to any payments made under this Agreement (including any Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section), and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of any such payment or liability delivered to the Borrower by a Lender or the L/C Issuer (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender or the L/C Issuer, shall be conclusive absent demonstrable error.

(e)  <u>Evidence of Payments.</u>  Upon request by the Agent or the Borrower, as the case may be, after any payment of Taxes by the Borrower or by the Agent to a Governmental Authority as provided in this Section 4.4, the Borrower shall deliver to the Agent or the Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by law to report such payment, or other evidence of such payment reasonably satisfactory to the Agent or the Borrower, as the case may be.

(f)  <u>Tax Documentation.</u>  Each Lender (and each participant of a Lender) shall deliver to the Borrower and to the Agent, at the time or times prescribed by applicable law or when reasonably requested by the Borrower or the Agent, such properly completed and executed

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documentation prescribed by applicable law or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower or the Agent, as the case may be, to determine (A) whether or not payments made under this Agreement or under any other Credit Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction and (C) the entitlement of such Lender (or participant of a Lender) to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender (or participant of a Lender) by the Borrower pursuant to this Agreement or otherwise to establish the status of such Lender (or participant of a Lender) for withholding Tax purposes in the applicable jurisdiction. Without limiting the generality of the foregoing:

(i) Any Lender (or participant of a Lender) that is not a Foreign Lender shall deliver to the Borrower and the Agent executed originals of IRS Form W-9 or such other documentation or information prescribed by applicable law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent, as the case may be, to determine whether or not such Lender (or participant of a Lender) is subject to backup withholding or information reporting requirements.

(ii) Each Foreign Lender that is entitled under the Code or any applicable treaty to an exemption from, or reduction in, U.S. withholding Tax with respect to payments under this Agreement or under any other Credit Document shall deliver to the Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Agent, but only if such Foreign Lender is legally entitled to do so), properly completed and executed IRS Forms W-8BEN, W-8ECI, or W-8IMY (including all required attachments) certifying as to the Foreign Lender's entitlement to an exemption from, or reduction in, U.S. withholding Tax with respect to payments under this Agreement or under any other Credit Document.

(iii) Any Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 871(h) or Section 881(c) of the Code shall deliver to the Borrower and the Agent not only properly completed and executed IRS Forms W-8BEN pursuant to Section 4.4(f)(ii), but shall at the same time also deliver to the Borrower and the Agent a certificate to the effect that such Foreign Lender (and, in the event that the Foreign Lender is an entity classified for U.S. federal income tax purposes as a Disregarded Entity or as a partnership, each member of such entity) is neither (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of the Borrower within the meaning of section 881(c)(3)(B) of the Code, nor (C) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code.

(iv) If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (iv), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(v)     Each Lender (and each participant of a Lender) shall promptly (A) notify the Borrower and the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (B) take such steps as shall not be disadvantageous to it, in the reasonable judgment of such Lender (or participant of a Lender), and as may be reasonably necessary (including the re-designation of its lending office) to avoid any requirement of applicable law of any jurisdiction that the Borrower or the Agent make any withholding or deduction for Taxes from amounts payable to such Lender (or participant of a Lender).

(g)     <u>Treatment of Certain Refunds.</u>  Unless required by applicable law, at no time shall the Agent have any obligation to file for or otherwise pursue on behalf of a Lender or the L/C Issuer, or have any obligation to pay to any Lender or the L/C Issuer, any refund of Taxes withheld or deducted from funds paid for the account of such Lender or the L/C Issuer, as the case may be.  If the Agent, any Lender (or participant of a Lender) or the L/C Issuer determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, or it has received a credit (for purposes of determining its Tax liability in any jurisdiction other than the jurisdiction that imposed such Taxes or Other Taxes) with respect to such Taxes or Other Taxes, it shall pay to the Borrower an amount equal to such refund or credit (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or credit), net of all out-of-pocket expenses incurred by the Agent, such Lender (or participant of a Lender) or the L/C Issuer, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund or credit), provided that the Borrower, upon the request of the Agent, such Lender (or participant of a Lender) or the L/C Issuer, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent, such Lender (or participant of a Lender) or the L/C Issuer in the event the Agent, such Lender (or participant of a Lender) or the L/C Issuer is required to repay such refund to such Governmental Authority, or in the event that any such credit is determined subsequently not to be available to the Agent, such Lender (or participant of a Lender) or the L/C Issuer.  This Section 4.4(g) shall not be construed to require the Agent, any Lender (or participant of a Lender) or the L/C Issuer to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person. Notwithstanding anything to the contrary in this paragraph (g), in no event will the Agent, any Lender or any L/C Issuer be required to pay any amount to the Borrower pursuant to this paragraph (g) the payment of which would place the Agent, such Lender or such L/C Issuer in

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less favorable net after-Tax position than the Agent, such Lender or such L/C Issuer would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This Section 4.4 shall survive termination of this Agreement and the other Credit Documents and payment of the Loans and all other amounts payable hereunder.

### 4.5 **Replacement of Lenders**.

The Agent and each Lender shall use reasonable efforts to avoid or mitigate any increased cost or suspension of the availability of an interest rate under Sections 4.1 through 4.4 above to the greatest extent practicable (including transferring the Loans to another lending office of Affiliate of a Lender) unless, in the opinion of the Agent or such Lender, such efforts would be likely to have an adverse effect upon it. In the event a Lender makes a request to the Borrower for additional payments in accordance with Section 4.1, 4.2 or 4.4, fails or refuses to provide any of the forms required by Section 4.4(g), fails or refuses to agree to a waiver or amendment approved by the Required Lenders or is a Defaulting Lender, then, provided that no Default or Event of Default has occurred and is continuing at such time, the Borrower may, at its own expense (such expense to include any transfer fee payable to the Agent under Section 11.3(b) and any expense pursuant to Section 4) and in its sole discretion, require such Lender to transfer and assign in whole (but not in part), without recourse (in accordance with and subject to the terms and conditions of Section 11.3(b)), all of its interests, rights and obligations under this Agreement to an Eligible Assignee which shall assume such assigned obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (a) such assignment shall not conflict with any law, rule or regulation or order of any court or other Governmental Authority and (b) the Borrower or such assignee shall have paid to the assigning Lender in immediately available funds the principal of and interest accrued to the date of such payment on the portion of the Loans hereunder held by such assigning Lender and all other amounts owed to such assigning Lender hereunder, including amounts owed pursuant to Sections 4.1 through 4.4.

## Section 5.  CONDITIONS PRECEDENT

### 5.1 **Closing Conditions**.

The obligation of the Lenders to enter into this Agreement and make the initial Extension of Credit is subject to satisfaction (or waiver) of the following conditions:

(a) Executed Credit Documents. Receipt by the Agent of duly executed copies of (i) this Agreement, (ii) the Notes requested by Lenders prior to the date hereof in accordance with Section 2.7 and (iii) all other Credit Documents, each in form and substance acceptable to the Lenders.

(b) Corporate Documents. Receipt by the Agent of the following:

(i)    Charter Documents. Copies of the articles of incorporation or other charter documents of the Borrower certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation and certified by a secretary or assistant secretary of the Borrower to be true and correct as of the Closing Date, together with any other information required by Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318, or necessary for the Agent or any Lender to verify the identity of Borrower as required by Section 326 of such Act.

(ii)     Bylaws.  A copy of the bylaws of the Borrower certified by a secretary or assistant secretary of the Borrower to be true and correct as of the Closing Date.

(iii)     Resolutions.  Copies of resolutions of the Board of Directors of the Borrower approving and adopting the Credit Documents to which it is a party, the transactions contemplated therein and authorizing execution and delivery thereof, certified by a secretary or assistant secretary of the Borrower to be true and correct and in force and effect as of the Closing Date.

(iv)     Good Standing.  Copies of certificates of good standing, existence or its equivalent with respect to the Borrower certified as of a recent date by the appropriate Governmental Authorities of the state or other jurisdiction of incorporation and each other jurisdiction in which the failure to so qualify and be in good standing would have a Material Adverse Effect.

(v)     Incumbency.  An incumbency certificate of the Borrower certified by a secretary or assistant secretary of the Borrower to be true and correct as of the Closing Date.

(c) Opinion of Counsel.  Receipt by the Agent of an opinion, or opinions, from legal counsel to the Borrower addressed to the Agent and the Lenders and dated as of the Effective Date, in each case satisfactory in form and substance to the Agent.

(d) Financial Statements.  Receipt by the Lenders of the audited financial statements of the Borrower and its consolidated subsidiaries, for the fiscal years ended December 31, 2010 and 2011, including balance sheets and income and cash flow statements, in each case audited by Deloitte & Touche and prepared in accordance with GAAP.

(e) Fees and Expenses.  Payment by the Borrower of all fees and expenses owed by it to the Lenders, the Agent and the Lead Arrangers, including, without limitation, payment to the Agent and the Lead Arrangers of the fees set forth in the Fee Letters.

(f) Litigation.  Except as disclosed in the Borrower's Annual Report on its Form 10-K for the year ended December 31, 2011 and in subsequent filings under the Securities Exchange Act of 1934 made prior to the Closing Date, there shall not exist any action, suit or investigation, nor shall any action, suit or investigation be pending or threatened before any arbitrator or Governmental Authority that materially adversely affects the Borrower or any transaction contemplated hereby or on the ability of the Borrower to perform its obligations under the Credit Documents.

(g) Material Adverse Effect.  No event or condition shall have occurred since the date of the financial statements delivered pursuant to Section 5.1(d) above that has had or would have a Material Adverse Effect.

50

(h) <u>Officer's Certificates</u>.  The Agent shall have received a certificate or certificates executed by the chief financial officer, treasurer, secretary or assistant treasurer of the Borrower as of the Closing Date stating that (i) the Borrower is in compliance with all existing material financial obligations, (ii) no action, suit, investigation or proceeding is pending or, to his knowledge, threatened in any court or before any arbitrator or governmental instrumentality that purports to affect the Borrower or any transaction contemplated by the Credit Documents, if such action, suit, investigation or proceeding would have or would be reasonably likely to have a Material Adverse Effect and (iii) immediately after giving effect to this Agreement, the other Credit Documents and all the transactions contemplated therein to occur on such date, (A) no Default or Event of Default exists, (B) all representations and warranties contained herein and in the other Credit Documents, are true and correct in all material respects on and as of the date made and (C) the Borrower is in compliance with the financial covenant set forth in Section 7.2.

(i) <u>Existing Credit Agreement</u>.  The Existing Credit Agreement shall be terminated prior to or contemporaneously with the Closing Date and all loans and other obligations outstanding under the Existing Credit Agreement shall be paid in full prior to or contemporaneously with Closing Date.  Each of the Lenders that is a party to the Existing Credit Agreement, by execution hereof, hereby waives the requirement of prior notice to the termination of the commitments thereunder.

(j) <u>Other</u>.  Receipt by the Lenders of such other documents, instruments, agreements or information as reasonably requested by any Lender.

Without limiting the generality of the provisions of the last paragraph of Section 10.3, for purposes of determining compliance with the conditions specified in this Section 5.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

**5.2 <u>Conditions to Each Extension of Credit</u>**.

In addition to the conditions precedent stated elsewhere herein (excluding after the Closing Date those contained in Sections 5.1(f) and 5.1(g) hereof), the Lenders shall not be obligated to make any new Extension of Credit unless:

(a) <u>Request</u>.  The Borrower shall have timely delivered, (i) in the case of any new Revolving Loan, a duly executed and completed Notice of Borrowing in conformance with all the terms and conditions of this Agreement and (ii) in the case of any Letter of Credit, the necessary application and any other LOC Documents required by the Agent.

(b) <u>Representations and Warranties</u>.  The representations and warranties made by the Borrower herein (excluding after the Closing Date those contained in Sections 6.7 and 6.10) are true and correct in all material respects at and as if made as of the date of the making of the Extension of Credit.

Integrys Five Year Credit Agreement

(c) No Default. No Default or Event of Default shall exist or be continuing either prior to or after giving effect thereto.

(d) Availability. Immediately after giving effect to the making of an Extension of Credit (and the application of the proceeds thereof), the sum of the principal amount of the Loans and Letter of Credit Obligations outstanding shall not exceed the Aggregate Commitment.

The delivery of each Notice of Borrowing, each application for a Letter of Credit and each Swing Line Notice shall constitute a representation and warranty by the Borrower of the correctness of the matters specified in subsections (b), (c) and (d) above.

## Section 6.  REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants to each Lender that:

### 6.1 **Organization and Good Standing; Assets**.

(a) The Borrower and each of its Principal Subsidiaries (i) is a corporation or limited liability company validly existing and in good standing (or equivalent status) under its jurisdiction of organization, (ii) is duly qualified and in good standing as a foreign corporation or limited liability company authorized to do business in every jurisdiction where the failure to so qualify would have a Material Adverse Effect and (iii) has the requisite corporate or limited liability company power and authority to own its properties and to carry on its business as now conducted and as proposed to be conducted.

(b) The Borrower and each of its Principal Subsidiaries has good and marketable title (or, in the case of personal property, valid title) or valid leasehold interests in its assets, except for (i) minor defects in title that do not materially interfere with the ability of the Borrower or the relevant Principal Subsidiary to conduct its business as now conducted and (ii) other defects that, either individually or in the aggregate, do not materially adversely affect the financial condition, properties or operations of the Borrower or the relevant Principal Subsidiary.  All such assets and properties are free and clear of any Lien, other than Liens permitted under Section 8.6 hereof.

(c) The Borrower's Principal Subsidiaries and other Subsidiaries as of the Closing Date are set forth on Schedule 6.1 hereto.  All outstanding shares of capital stock having ordinary voting power for the election of directors of each of the Borrower's Principal Subsidiaries have been validly issued, are fully paid and nonassessable (except as provided by Wisconsin Statutes section 180.0622, as judicially interpreted) and, in the case of each of the Principal Subsidiaries, are owned beneficially by the Borrower or another Subsidiary, free and clear of any Lien.

### 6.2 **Due Authorization**.

The Borrower (a) has the requisite corporate or limited liability company power and authority to execute, deliver and perform this Agreement and the other Credit Documents and to incur the obligations herein and therein provided for and (b) is duly authorized to, and has been authorized by all necessary corporate or limited liability company action to, execute, deliver and perform this Agreement and the other Credit Documents.

### 6.3 **No Conflicts**.

Neither the execution and delivery of the Credit Documents, nor the consummation of the transactions contemplated therein, nor performance of and compliance with the terms and provisions thereof by the Borrower will (a) violate or conflict with any provision of its organizational documents or bylaws, (b) violate, contravene or materially conflict with any law, regulation (including without limitation, Regulation U, Regulation X and any regulation promulgated by the Federal Energy Regulatory Commission), order, writ, judgment, injunction, decree or permit applicable to it, (c) violate, contravene or materially conflict with contractual provisions of, or cause an event of default under, any indenture, loan agreement, mortgage, deed of trust, contract or other agreement or instrument to which it is a party or by which it may be bound, the violation of which would have a Material Adverse Effect or (d) result in or require the creation of any Lien upon or with respect to its properties. Not more than 25% of the value of the assets of the Borrower is represented by Margin Stock.

### 6.4 **Consents**.

No consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority (including, without limitation, the Public Service Commission of Wisconsin pursuant to Chapter 201 of the Wisconsin Statutes) or third party is required in connection with the execution, delivery or performance of this Agreement or any of the other Credit Documents that has not been obtained.

### 6.5 **Enforceable Obligations**.

This Agreement and the other Credit Documents have been duly executed and delivered and constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms, except as may be limited by bankruptcy or insolvency laws or similar laws affecting creditors' rights generally or by general equitable principles.

### 6.6 **Financial Condition**.

The financial statements delivered to the Lenders pursuant to Section 5.1(d) and pursuant to Sections 7.1(a) and (b): (i) have been prepared in accordance with GAAP (subject to the provisions of Section 1.3 and subject to, in the case of the interim financial statements, year end adjustments and the absence of footnotes) and (ii) present fairly the financial condition, results of operations and cash flows of the Borrower and its Subsidiaries as of such date and for such periods.

### 6.7 **No Material Change**.

Since December 31, 2011, there has been no development or event relating to or affecting the Borrower and its Principal Subsidiaries which has had or would be reasonably likely to have a Material Adverse Effect.

Integrys Five Year Credit Agreement

**6.8 No Default**.

Neither the Borrower nor any Principal Subsidiary is in default in any respect under any contract, lease, loan agreement, indenture, mortgage, security agreement or other agreement or obligation to which it is a party or by which any of its properties is bound which default would have or would be reasonably likely to have a Material Adverse Effect. No Default or Event of Default presently exists and is continuing.

**6.9 [Reserved]**.

**6.10    Litigation**.

Except as disclosed to the Lenders in writing prior to the Closing Date, there are no actions, suits or legal, equitable, arbitration or administrative proceedings, pending or, to the knowledge of the Borrower, overtly threatened against the Borrower or any of its Principal Subsidiaries which has had or would be reasonably likely to have a Material Adverse Effect.

**6.11    Taxes**.

The Borrower and each of its Principal Subsidiaries has filed, or caused to be filed, all material tax returns (federal, state, local and foreign) required to be filed and paid all amounts of taxes shown thereon to be due (including interest and penalties) and has paid all other material taxes, fees, assessments and other governmental charges (including mortgage recording taxes, documentary stamp taxes and intangibles taxes) owing by it, except for such taxes which are not yet delinquent or that are being contested in good faith and by proper proceedings, and against which adequate reserves are being maintained in accordance with GAAP. As of the date of this Agreement, the Borrower is not aware of any proposed tax assessments against it which have had or would be reasonably likely to have a Material Adverse Effect.

**6.12    Compliance with Law**.

The Borrower and each of its Principal Subsidiaries is in compliance with all laws, rules, regulations, orders and decrees applicable to it or to its properties, the failure to comply with which has had or would be reasonably likely to have a Material Adverse Effect.

**6.13    ERISA**.

Except as would not result or be reasonably likely to result in a Material Adverse Effect:

(a) During the five-year period prior to the date on which this representation is made or deemed made: (i) no Termination Event has occurred, and, to the best knowledge of the Borrower, no event or condition has occurred or exists as a result of which any Termination Event would be reasonably likely to occur, with respect to any Plan; (ii) no "accumulated funding deficiency," as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, has occurred with respect to any Plan; (iii) each Plan has been maintained, operated, and funded in compliance with its own terms and in material compliance with the provisions of ERISA, the Code, and any other applicable federal or state laws; and (iv) no Lien in favor or the PBGC or a Plan has arisen or is reasonably likely to arise on account of any Plan.

(b) No liability has been or is reasonably expected by the Borrower to be incurred under Sections 4062, 4063 or 4064 of ERISA with respect to any Single Employer Plan by the Borrower or any of its Subsidiaries.

(c) Except as disclosed in the Borrower's financial statements in accordance with FASB 87, the accumulated benefit obligation under each Single Employer Plan (determined utilizing the actuarial assumptions used for purposes of FASB 87), did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the current value of the assets of such Plan allocable to such obligation.

(d) Neither the Borrower nor any ERISA Affiliate has incurred, or, to the best knowledge of the Borrower, is reasonably likely to incur, any withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan.  Neither the Borrower nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA), is insolvent (within the meaning of Section 4245 of ERISA), or has been terminated (within the meaning of Title IV of ERISA), and no Multiemployer Plan is, to the best knowledge of the Borrower, reasonably likely to be in reorganization, insolvent, or terminated.

(e) No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility has occurred with respect to a Plan which has subjected or would be reasonably likely to subject the Borrower or any ERISA Affiliate to any liability under Sections 406, 409, 502(i), or 502(1) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which the Borrower or any ERISA Affiliate has agreed or is required to indemnify any person against any such liability.

(f) The present value (determined using actuarial and other assumptions which are reasonable with respect to the benefits provided and the employees participating) of the liability of the Borrower and each ERISA Affiliate for post-retirement welfare benefits to be provided to their current and former employees under Plans which are welfare benefit plans (as defined in Section 3(1) of ERISA), net of all assets under all such Plans allocable to such benefits, are reflected on the financial statements referenced in Section 7.1 in accordance with FASB 106.

(g) Each Plan which is a welfare plan (as defined in Section 3(1) of ERISA) to which Sections 601-609 of ERISA and Section 4980B of the Code apply has been administered in compliance in all material respects with such sections.

**6.14    Use of Proceeds; Margin Stock**.

The proceeds of the Loans and Letters of Credit hereunder will be used solely for the purposes specified in Section 7.8.  None of such proceeds will be used (a) in violation of Regulation U or Regulation X (i) for the purpose of purchasing or carrying any "margin stock" as defined in Regulation U or Regulation X or (ii) for the purpose of reducing or retiring any

55

Indebtedness which was originally incurred to purchase or carry "margin stock" or (b) for the acquisition of another Person unless the board of directors (or other comparable governing body) or stockholders, as appropriate, of such Person has approved such acquisition. After application of the proceeds of any Loan or Letter of Credit, not more than 25% of the value of the assets of the Parent, the Borrower and their respective Subsidiaries will be represented by Margin Stock.

### 6.15    Government Regulation.

The Borrower is not an "investment company" registered or required to be registered under the Investment Company Act of 1940, as amended, or controlled by such a company.

### 6.16    Disclosure.

Neither this Agreement nor any financial statements delivered to the Lenders nor any other document, certificate or statement furnished to the Lenders by or on behalf of the Borrower in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein, taken as a whole, not misleading on the date when made.

## Section 7.  AFFIRMATIVE COVENANTS

The Borrower hereby covenants and agrees that so long as this Agreement is in effect and until all Borrower Obligations have been paid in full and the Revolving Loan Commitments hereunder shall have terminated:

### 7.1 Information Covenants.

The Borrower will furnish, or cause to be furnished, to the Agent:

(a) Annual Financial Statements.  As soon as available, and in any event within 120 days after the close of each fiscal year of the Borrower, a consolidated balance sheet and income statement of the Borrower and its Subsidiaries, as of the end of such fiscal year, together with a common stock equity statement which includes retained earnings and a consolidated statement of cash flows for such fiscal year, setting forth in comparative form figures for the preceding fiscal year, all such financial information described above to be in reasonable form and detail and audited by independent certified public accountants of recognized national standing reasonably acceptable to the Agent and whose opinion shall be to the effect that such financial statements have been prepared in accordance with GAAP (except for changes with which such accountants concur) and shall not be limited as to the scope of the audit or qualified in any respect.  The Lenders agree that delivery of the Borrower's Form 10-K will meet the financial information requirements of this Section 7.1(a).

(b) Quarterly Financial Statements.  As soon as available, and in any event within 60 days after the close of each fiscal quarter of the Borrower (other than the fourth fiscal quarter) a consolidated balance sheet and income statement of the Borrower and its Subsidiaries, as of the end of such fiscal quarter, together with a related consolidated statement of cash flows for such fiscal quarter in each case setting forth in comparative form figures for the corresponding period of the preceding fiscal year, all such financial information described above to be in reasonable form and detail and reasonably acceptable to the Agent, and accompanied by the review letter required to be filed with the Borrower's quarterly reports on Form 10-Q pursuant to Section 10-01(d) of Regulation S-X, if any, and a certificate of the chief financial officer, treasurer, secretary or assistant treasurer of the Borrower to the effect that such quarterly financial statements fairly present in all material respects the financial condition of the Borrower and its Subsidiaries and have been prepared in accordance with GAAP, subject to changes resulting from audit and normal year-end audit adjustments and the absence of footnotes.  The Lenders agree that the delivery of the Borrower's Form 10-Q will meet the financial information requirements of this Section 7.1(b).

(c) Officer's Certificate.  At the time of delivery of the financial statements provided for in Sections 7.1(a) and 7.1(b) above, a certificate of the chief financial officer, treasurer, secretary or assistant treasurer of the Borrower, substantially in the form of Exhibit 7.1(c), (i) demonstrating compliance with the financial covenant contained in Section 7.2 by calculation thereof as of the end of each such fiscal period, including a reconciliation in reasonable detail of excluding entities excluded because of the last sentence of Section 1.3 with respect to FIN 46, on the computation of compliance with the covenant contained in Section 7.2, (ii) stating that no Default or Event of Default exists, or if any Default or Event of Default does exist, specifying the nature and extent thereof and what action the Borrower proposes to take with respect thereto and (iii) confirming the then existing Public Debt Ratings of the Borrower.

(d) Notices.  Upon the Borrower obtaining actual knowledge thereof, the Borrower will give prompt written notice to the Agent of (i) the occurrence of an event or condition consisting of a Default or Event of Default, specifying the nature and existence thereof and what action the Borrower proposes to take with respect thereto, and (ii) the occurrence of any of the following with respect to the Borrower or any of its Principal Subsidiaries:  (A) the pendency or commencement of any litigation, arbitral or governmental proceeding against the Borrower or any of its Principal Subsidiaries, the claim of which is in excess of $35,000,000 or which, if adversely determined, would have or be reasonably likely to have a Material Adverse Effect or (B) the institution of any proceedings against the Borrower or any of its Principal Subsidiaries with respect to, or the receipt of notice by such Person of potential liability or responsibility for violation, or alleged violation of any federal, state or local law, rule or regulation, the violation of which would be reasonably likely to have a Material Adverse Effect.

(e) ERISA.  Upon the Borrower, its Subsidiaries or any ERISA Affiliate obtaining knowledge thereof, the Borrower will give written notice to the Agent and each of the Lenders promptly (and in any event within five Business Days) of: (i) any event or condition, including, but not limited to, any Reportable Event, that constitutes, or would be reasonably likely to lead to, a Termination Event that would be reasonably likely to have a Material Adverse Effect; (ii) with respect to any Multiemployer Plan, the receipt of notice as prescribed in ERISA or otherwise of any material withdrawal liability assessed against the Borrower, its Subsidiaries or any of their ERISA Affiliates, or of a determination that any Multiemployer Plan is in reorganization or insolvent (both within the meaning of Title IV of ERISA) that would be reasonably likely to lead to a withdrawal liability that would be reasonably likely to have a Material Adverse Effect; (iii) the failure to make full payment on or before the due date (including extensions) thereof of all amounts which the Borrower or any of its Subsidiaries or ERISA Affiliates is required to contribute to each Plan pursuant to its terms to meet the minimum funding standard set forth in ERISA and the Code with respect thereto if such failure would be reasonably likely to have a Material Adverse Effect; or (iv) any change in the funding status of any Plan that would be reasonably likely to have a Material Adverse Effect; together, with a description of any such event or condition or a copy of any such notice and a statement by an officer of the Borrower briefly setting forth the details regarding such event, condition, or notice, and the action, if any, which has been or is being taken or is proposed to be taken by the Borrower with respect thereto. Promptly upon request, the Borrower shall furnish the Agent and each of the Lenders with such additional information concerning any Plan as may be reasonably requested, including, but not limited to, copies of each annual report/return (Form 5500 series), as well as all schedules and attachments thereto required to be filed with the Department of Labor and/or the Internal Revenue Service pursuant to ERISA and the Code, respectively, for each "plan-year" (within the meaning of Section 3(39) of ERISA).

(f) Other Information. With reasonable promptness upon any such request, such other information regarding the business, properties or financial condition of the Borrower or any of its Subsidiaries as the Agent or the Required Lenders may reasonably request.

Financial reports required to be delivered pursuant to clauses (a) and (b) and notices required to be delivered under clause (d)(ii) above shall be deemed to have been delivered on the date on which such report or notice is posted on the SEC's website at www.sec.gov, and such posting shall be deemed to satisfy the financial reporting requirements of clauses (a) and (b) and notices required to be delivered under clause (d)(ii) above, provided that, in each instance the Company shall provide all other reports and certificates required to be delivered under this Section 7.1 in the manner set forth in Section 11.1.

The Borrower hereby acknowledges that the Agent and/or the Active Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks or another similar electronic system (the "Platform").

### 7.2 Financial Covenant.

The Borrower will maintain a Leverage Ratio as of the last day of each of its fiscal quarters of not greater than .65 to 1.00.

### 7.3 Preservation of Existence and Franchises.

Except as expressly permitted by Section 8.2 or Section 8.3 below, the Borrower will, and will cause each of its Principal Subsidiaries to, do all things necessary to preserve and keep in full force and effect its existence, and material rights, franchises and authority.

**7.4 <u>Books and Records</u>.**

Subject to Section 1.3, the Borrower will, and will cause its Principal Subsidiaries to, keep complete and accurate books and records of its transactions in accordance with good accounting practices on the basis of GAAP (including the establishment and maintenance of appropriate reserves).

**7.5 <u>Compliance with Law</u>.**

The Borrower will, and will cause each of its Principal Subsidiaries to, comply with all laws, rules, regulations and orders, and all applicable restrictions imposed by all Governmental Authorities, applicable to it and its property, if the failure to comply would have or be reasonably likely to have a Material Adverse Effect.

**7.6 <u>Payment of Taxes and Other Indebtedness</u>.**

The Borrower will, and will cause each of its Principal Subsidiaries to, pay, settle or discharge (a) all material taxes, assessments and governmental charges or levies imposed upon it, or upon its income or profits, or upon any of its properties, before they shall become delinquent and (b) all lawful claims (including claims for labor, materials and supplies) which, if unpaid, might give rise to a Lien which is not permitted by Section 8.6 upon any of its properties; <u>provided</u>, <u>however</u>, that neither the Borrower nor any Principal Subsidiary shall be required to pay any such tax, assessment, charge, levy, claim or Indebtedness which is being contested in good faith by appropriate proceedings and as to which adequate reserves therefor have been established in accordance with GAAP, unless the failure to make any such payment (i) would give rise to an immediate right to foreclose or collect on a Lien securing such amounts or (ii) would have or reasonably be likely to have a Material Adverse Effect.

**7.7 <u>Insurance</u>.**

The Borrower will, and will cause each of its Principal Subsidiaries to, at all times maintain in full force and effect insurance (including worker's compensation insurance, liability insurance, casualty insurance and business interruption insurance) in such amounts, covering such risks and liabilities and with such deductibles or self-insurance retentions as are in accordance with normal industry practice; <u>provided</u>, <u>however</u>, that the Borrower and its Principal Subsidiaries may self-insure to the same extent as other companies engaged in similar businesses and to the extent consistent with prudent business practice.

**7.8 <u>Use of Proceeds</u>.**

The proceeds of the Loans and the Letters of Credit may be used solely (a) to provide working capital and (b) for other general corporate purposes.

**7.9 <u>Audits/Inspections</u>.**

Upon reasonable notice and during normal business hours, the Borrower will, and will cause each of its Principal Subsidiaries to, permit representatives appointed by the Agent or any Lender, including, without limitation, independent accountants, agents, attorneys, and appraisers to visit and inspect the Borrower's and its Principal Subsidiaries' property, including its books and records, its accounts receivable and inventory, the Borrower's and its Principal Subsidiaries' facilities and their other business assets, and to make photocopies or photographs thereof and to write down and record any information such representative obtains and shall permit the Agent, any Lender or its representatives to investigate and verify the accuracy of information provided to the Lenders and to discuss all such matters with the officers, employees and representatives of the Borrower and its Principal Subsidiaries. All information so obtained shall be subject to the provisions of Section 11.10 below.

### 7.10    Restrictive Agreements.

The Borrower will not, and will not permit any Principal Subsidiary to, enter into any agreement that restricts the ability of any Principal Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock; provided that it is understood and agreed that (a) the foregoing covenant does not prohibit the Borrower or a Principal Subsidiary from entering into agreements that contain financial covenants which require the maintenance of a minimum net worth or compliance with financial ratios without explicitly addressing the ability to pay dividends or make other distributions with respect to shares of its capital stock and (b) the foregoing covenant does not apply to limitations or restrictions imposed by law or in regulatory proceedings or in the articles of incorporation of Wisconsin Public Service Corporation as in effect on the date hereof or restrictions which arise only if dividends on preferred stock issued by such Principal Subsidiary have not been paid.

### Section 8.  NEGATIVE COVENANTS

The Borrower hereby covenants and agrees that so long as this Agreement is in effect and until all Borrower Obligations have been paid in full and the Revolving Loan Commitments shall have terminated:

### 8.1 Nature of Business.

The Borrower will not, and will not permit any of its Principal Subsidiaries to, alter in any material respect the general nature of the business of the Borrower and its Principal Subsidiaries, taken as a whole, from that conducted as of the Closing Date; provided that the foregoing shall not prevent the Borrower and its Principal Subsidiaries from engaging in any energy or energy-related business; provided that nothing contained in this Section 8.1 shall be deemed or construed to limit the full or partial divestiture by the Borrower of the assets, business or operations of Integrys Energy Services, Inc. and/or any or all of the Subsidiaries of Integrys Energy Services, Inc. or any reduction in the scope and/or scale of the assets, business or operations of Integrys Energy Services, Inc. and/or any or all of its Subsidiaries (in each case, as such assets, business or operations exist as of the date of this Agreement) and any such divestiture, reduction, sale or other disposition shall not be deemed or construed to constitute a change in the general nature of the business in which the Borrower and its Principal Subsidiaries, taken as a whole, are engaged and; provided, further, that the foregoing shall not prevent the disposition of assets, business or operations permitted by Section 8.3 below so long as the Borrower shall have complied with all other terms and conditions of this Agreement.

### 8.2 **Consolidation and Merger**.

The Borrower will not, and will not permit any of its Principal Subsidiaries to, enter into any transaction of merger or consolidation or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution); provided that, a Person may be merged or consolidated with or into the Borrower or a wholly-owned Subsidiary of the Borrower, so long as (a) in any such transaction to which the Borrower is a party (i) the surviving or successor entity (if other than the Borrower) assumes, in form reasonably satisfactory to the Required Lenders, all of the obligations of the Borrower under this Agreement and has long-term senior unsecured debt ratings issued (and confirmed after giving effect to such merger) by S&P and Moody's of at least BBB and Baa2, respectively (or if no such ratings have been issued, commercial paper ratings issued (and confirmed after giving effect to such merger) by S&P and Moody's of at least A-2 and P-2, respectively and (ii) the Lenders shall have received such other documents as may reasonably be requested in connection with such merger or consolidation, including, without limitation, information in respect of "know your customer" and similar requirements, an incumbency certificate and an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Lenders, to the effect that all agreements or instruments effecting the assumption of the obligations of the Borrower under this Agreement are enforceable in accordance with their terms, (b) if a Principal Subsidiary is involved, such Principal Subsidiary or a wholly owned Subsidiary of the Borrower shall be the continuing or surviving entity; provided that the foregoing shall not prohibit mergers, consolidations or liquidations of a Principal Subsidiary into the Borrower, and (c) immediately before and after such merger or consolidation there does not exist a Default or an Event of Default.

### 8.3 **Sale or Lease of Assets**.

Within any twelve month period, the Borrower will not, and will not permit its Subsidiaries to, convey, sell, lease, transfer or otherwise dispose of assets, business or operations with a book value (net of assumed liabilities associated with the assets that are the subject of such transaction) in excess of twenty-five percent (25%) of Total Assets, as calculated as of the end of the most recent fiscal quarter, provided that the Borrower and its Subsidiaries may convey, sell, lease, transfer or otherwise dispose of assets, business or operations consisting of (a) sales of inventory or other assets acquired for resale in the ordinary course of business, (b) sales of accounts owed by customers for energy provided or to be provided outside the normal franchise service area of the utility subsidiaries of the Borrower, (c) sales, transfers or other dispositions of assets between or among the Borrower and its wholly owned Subsidiaries, (d) sales, transfers or other dispositions of obsolete or worn-out tools, equipment or other property no longer used or useful in business and sales of intellectual property determined to be uneconomical, negligible or obsolete, (e) sales, transfers or other dispositions of the assets listed on Schedule 8.3, (f) non-exclusive licenses of intellectual property and (g) sales, transfers or other dispositions of assets the proceeds of which are invested in other energy related assets.

### 8.4 **Arm's-Length Transactions**.

The Borrower will not, and will not permit any of its Principal Subsidiaries to, enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any Affiliate other than on terms and conditions substantially as favorable to the Borrower or the Principal Subsidiary as would be obtainable in a comparable arm's-length transaction with a Person other than an Affiliate, other than (a) transactions between or among the Borrower and its wholly owned Subsidiaries, (b) customary fees to non-officer directors of the Borrower and its Subsidiaries and (c) employment and severance arrangements with officers and employees of the Borrower in the ordinary course of business.

### 8.5 <u>Fiscal Year</u>.

The Borrower will not, and will not permit any of its Principal Subsidiaries to, change its fiscal year (a) without prior written notification to the Lenders and (b) if such change would materially affect the Lenders' ability to read and interpret the financial statements delivered pursuant to Section 7.1 or calculate the financial covenant in Section 7.2.

### 8.6 <u>Liens</u>.

The Borrower will not, and will not permit any of its Principal Subsidiaries to, contract, create, incur, assume or permit to exist any Lien with respect to any of its property or assets of any kind (whether real or personal, tangible or intangible), whether now owned or hereafter acquired, except for (a) Liens securing Borrower Obligations, (b) the Lien of First Mortgage Indentures or any Liens attaching to the property to which the Lien of the First Mortgage Indentures attach; provided that such Liens do not secure Funded Debt (other than Funded Debt secured by the First Mortgage Indentures), (c) Liens for taxes not yet due or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof), (d) Liens in respect of property imposed by law arising in the ordinary course of business such as materialmen's, mechanics', warehousemen's, carrier's, landlords' and other nonconsensual statutory Liens which are not yet due and payable, which have been in existence less than 90 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof), (e) pledges or deposits made in the ordinary course of business to secure payment of worker's compensation insurance, unemployment insurance, pensions or social security programs, (f) Liens arising from good faith deposits in connection with or to secure performance of tenders, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business (other than obligations in respect of the payment of borrowed money), (g) Liens arising from good faith deposits in connection with or to secure performance of statutory obligations and surety and appeal bonds, (h) easements, rights-of-way (and liens on easements or rights-of-way or the underlying real estate), restrictions (included zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered property for its intended purposes, (i) judgment Liens that would not constitute an Event of Default, (j) Liens arising by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights as to deposit accounts or other funds maintained with a creditor depository institution, (k) any Lien created or arising over any property which is acquired, constructed or created by the Borrower or any Principal Subsidiary, but only if (i) such

Integrys Five Year Credit Agreement

Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation together with any costs, expenses, interest and fees incurred in relation thereto or a guarantee given in respect thereof, (ii) such Lien is created or arises on or before 180 days after the completion of such acquisition, construction or creation and (iii) such Lien is confined solely to the property so acquired, constructed or created and any improvements thereto and proceeds and products thereof, (l) any Lien on any property or assets acquired from a Person which is merged with or into the Borrower or any Principal Subsidiary in accordance with Section 8.2, and is not created in anticipation of any such transaction, (m) any Lien on any property or assets existing at the time of acquisition of such property or assets by the Borrower or any Principal Subsidiary and which is not created in anticipation of such acquisition, (n) Liens existing on the Closing Date and described on Schedule 8.6 attached hereto, (o) pledges or deposits made in the ordinary course of business to secure obligations of the Borrower or any Principal Subsidiary under interest rate protection agreements, foreign currency exchange agreements, Permitted Energy Transactions or other interest or exchange rate hedging arrangements, (p) Liens on cash, cash collateral, cash deposits or deposit accounts furnished to or for the benefit of Midwest Independent Transmission System Operator, Inc. ("MISO") or other transmission providers or energy market administrators to secure the payment and performance of obligations (i) in connection with the purchase of electric transmission service from MISO or such other transmission providers or (ii) related to energy, capacity or ancillary service transactions entered into through markets administered by MISO or such other transmission providers or energy market administrators, (q) Liens, if any, arising in connection with the securitization of environmental retrofit receivables, (r) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses (a) through (q), for amounts not exceeding the maximum principal amount of the Indebtedness secured by the Lien so extended, renewed or replaced; provided that such extension, renewal or replacement Lien is limited to all or a part of the same property or assets that were covered by the Lien extended, renewed or replaced (plus improvements on such property or assets), and (s) any other Lien or Liens which in the aggregate secure Indebtedness or other obligations at any one time not in excess of an amount equal to 7.5% of Total Assets.

## Section 9.  EVENTS OF DEFAULT

### 9.1 Events of Default.

An Event of Default shall exist upon the occurrence of any of the following specified events (each an "Event of Default"):

(a) Payment.  The Borrower shall: (i) default in the payment when due of any principal of any of the Loans or Letter of Credit Obligations; or (ii) default, and such default shall continue for three or more Business Days, in the payment when due of any interest on the Loans or Letter of Credit Obligations or of any fees or other amounts owing hereunder, under any of the other Credit Documents or in connection herewith.

(b) Representations.  Any representation, warranty or statement made or deemed to be made by the Borrower (or any of its officers or agents) herein, in any of the other Credit Documents, or in any statement or certificate delivered or required to be delivered pursuant hereto or thereto shall prove untrue in any material respect on the date as of which it was deemed to have been made.

(c) <u>Covenants</u>.  The Borrower shall:

(i)    default in the due performance or observance of any term, covenant or agreement contained in Sections 7.1(d), 7.2, 7.3, 7.9, 8.2, 8.3 or 8.6; or

(ii)    default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in subsections (a), (b) or (c)(i) of this Section 9.1) contained in this Agreement or any other Credit Document and such default shall continue unremedied for a period of at least 30 days after the earlier of the Borrower becoming aware of such default or notice thereof given by the Agent.

(d) <u>Credit Documents</u>.  Any Credit Document shall fail to be in full force and effect or the Borrower shall so assert or any Credit Document shall fail to give the Agent and/or the Lenders the rights, powers and privileges purported to be created thereby.

(e) <u>Bankruptcy, etc</u>.  The occurrence of any of the following with respect to the Borrower or any of its Principal Subsidiaries:  (i) a court or governmental agency having jurisdiction in the premises shall enter a decree or order for relief in respect of the Borrower or any of its Principal Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appoint a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Borrower or any of its Principal Subsidiaries or for any substantial part of its property or ordering the winding up or liquidation of its affairs; or (ii) an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect is commenced against the Borrower or any of its Principal Subsidiaries and such petition remains unstayed and in effect for a period of 60 consecutive days; or (iii) the Borrower or any of its Principal Subsidiaries shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of such Person or any substantial part of its property or make any general assignment for the benefit of creditors; or (iv) the Borrower or any of its Principal Subsidiaries shall admit in writing its inability to pay its debts generally as they become due or any action shall be taken by such Person in furtherance of any of the aforesaid purposes.

(f) <u>Defaults Under Other Agreements</u>.  With respect to any Indebtedness in excess of $35,000,000 (other than Indebtedness outstanding under this Agreement or physically settled obligations under Permitted Energy Transactions) of the Borrower or any of its Principal Subsidiaries (i) the Borrower or any of its Principal Subsidiaries shall (A) default in any payment (beyond the applicable grace period with respect thereto, if any) with respect to any such Indebtedness, or (B) default (after giving effect to any applicable grace period) in the observance or performance relating to such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event or condition shall occur or condition exist other than non-material defaults under any First Mortgage Indenture, the effect of which default or other event or condition is to cause, or permit, the holder of the holders of such Indebtedness (or trustee or agent on behalf of such holders) to cause (determined without regard to whether any notice or lapse of time is required) any such Indebtedness to become due prior to its stated maturity (unless no holder, or trustee on behalf of any holder, has asserted that such event constitutes a default thereunder); or (ii) any such Indebtedness shall be declared due and payable, or required to be prepaid other than by a regularly scheduled required prepayment prior to the stated maturity thereof; or (iii) any such Indebtedness shall mature and remain unpaid. The foregoing cross default provision shall not apply to Indebtedness to the extent recourse to the Borrower is limited to specific assets in a project financing; i.e., defaults under agreements governing non-recourse project financing indebtedness are excluded.

(g) <u>Judgments</u>. One or more judgments, orders, or decrees shall be entered against the Borrower or any of its Principal Subsidiaries involving a liability of $35,000,000 or more, in the aggregate (to the extent not paid or covered by insurance provided by a carrier who has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order), and such judgments, orders or decrees shall continue unsatisfied, undischarged and unstayed for a period ending on the first to occur of (i) the fifth Business Day after last day on which such judgment, order or decree becomes final and unappealable and, where applicable, with the status of a judicial lien or (ii) 60 days; <u>provided</u> that if such judgment, order or decree provides for periodic payments over time then the Borrower shall have a grace period of 30 days with respect to each such periodic payment.

(h) <u>ERISA</u>. The occurrence of any of the following events or conditions if any of the same would be reasonably likely to have a Material Adverse Effect: (A) any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, shall exist with respect to any Plan, or any lien shall arise on the assets of the Borrower, any of its Subsidiaries or any ERISA Affiliate in favor of the PBGC or a Plan; (B) a Termination Event shall occur with respect to a Single Employer Plan, which is, in the reasonable opinion of the Agent, likely to result in the termination of such Plan for purposes of Title IV of ERISA; (C) a Termination Event shall occur with respect to a Multiemployer Plan or Multiple Employer Plan, which is, in the reasonable opinion of the Agent, likely to result in (i) the termination of such Plan for purposes of Title IV of ERISA, or (ii) the Borrower, any of its Subsidiaries or any ERISA Affiliate incurring liability in connection with a withdrawal from, reorganization of (within the meaning of Section 4241 of ERISA), or insolvency (within the meaning of Section 4245 of ERISA) of such Plan; or (D) any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility shall occur which would be reasonably likely to subject the Borrower, any of Subsidiaries or any ERISA Affiliate to liability under Sections 406, 409, 502(i), or 502(1) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which the Borrower, any of Subsidiaries or any ERISA Affiliate has agreed or is required to indemnify any person against any such liability.

(i) <u>Change of Control</u>. The occurrence of any Change of Control.

65

**9.2 <u>Acceleration; Remedies</u>**.

Upon the occurrence and during the continuance of an Event of Default, the Agent may, and shall, upon the request and direction of the Required Lenders, by written notice to the Borrower take any of the following actions without prejudice to the rights of the Agent or any Lender to enforce its claims against the Borrower, except as otherwise specifically provided for herein:

(i) <u>Termination of Revolving Loan Commitments</u>. Declare the Revolving Loan Commitments terminated whereupon the Revolving Loan Commitments shall be immediately terminated.

(ii) <u>Acceleration of Borrower Obligations</u>. Declare the unpaid amount of all Borrower Obligations to be due whereupon the same shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

(iii) <u>Cash Collateral</u>. Direct the Borrower to pay (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default under Section 9.1(e), it will immediately pay) to the Agent additional cash, to be held by the Agent, for the benefit of the Lenders, in an interest bearing cash collateral account as additional security for the Letter of Credit Obligations in respect of subsequent drawings under all then outstanding Letters of Credit in an amount equal to the maximum aggregate amount which may be drawn under all Letters of Credits then outstanding.

(iv) <u>Enforcement of Rights</u>. Enforce any and all rights and interests created and existing under the Credit Documents, including, without limitation, all rights of set-off.

Notwithstanding the foregoing, if an Event of Default specified in Section 9.1(e) shall occur, then the Revolving Loan Commitments shall automatically terminate and all Borrower Obligations, all accrued interest in respect thereof, all accrued and unpaid fees and other indebtedness or obligations owing to the Lenders and the Agent hereunder shall immediately become due and payable without the giving of any notice or other action by the Agent or the Lenders.

Notwithstanding the fact that enforcement powers reside primarily with the Agent, each Lender has, to the extent permitted by law, a separate right of payment and shall be considered a separate "creditor" holding a separate "claim" within the meaning of Section 101(5) of the Bankruptcy Code or any other insolvency statute.

**9.3 <u>Allocation of Payments After Event of Default</u>**.

Notwithstanding any other provisions of this Agreement, after the occurrence and during the continuance of an Event of Default, all amounts collected or received by the Agent or any Lender on account of amounts outstanding under any of the Credit Documents shall be paid over or delivered as follows:

Integrys Five Year Credit Agreement

FIRST, to the payment of all reasonable out-of-pocket costs and expenses (including without limitation reasonable attorneys' fees) of the Agent or-any of the Lenders in connection with enforcing the rights of the Lenders under the Credit Documents, pro rata as set forth below;

SECOND, to payment of any fees owed to the Agent or any Lender, pro rata as set forth below;

THIRD, to the payment of all accrued interest payable to the Lenders hereunder, pro rata as set forth below;

FOURTH, to the payment of the outstanding principal amount of the Loans and unreimbursed drawings under Letters of Credit, and to the payment or cash collateralization of the outstanding Letters of Credit Obligations, pro rata as set forth below;

FIFTH, to all other obligations which shall have become due and payable under the Credit Documents and not repaid pursuant to clauses "FIRST" through "FOURTH" above; and

SIXTH, to the payment of the surplus, if any, to whoever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (a) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category; (b) each of the Lenders shall receive an amount equal to its pro rata share (based on the proportion that the then outstanding Loans, and Letter of Credit Obligations held by such Lender bears to the aggregate then outstanding Loans and Letter of Credit Obligations), of amounts available to be applied; and (c) to the extent that any amounts available for distribution pursuant to clause "FOURTH" above are attributable to the issued but undrawn amount of outstanding Letters of Credit, such amounts shall be held by the Agent in a cash collateral account and applied (x) first, to reimburse the Lenders from time to time for any drawings under such Letters of Credit and (y) then, following the expiration of all Letters of Credit, to all other obligations of the types described in clauses "FOURTH," and "FIFTH" above in the manner provided in this Section 9.3.

## Section 10.    AGENCY PROVISIONS

### 10.1    Appointment.

Each Lender (including in its capacity as an L/C Issuer and Swing Line Lender, if applicable) hereby designates and appoints U.S. Bank National Association as agent of such Lender to act as specified herein and the other Credit Documents, and each such Lender hereby authorizes the Agent, as the agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated by the terms hereof and of the other Credit Documents, together with such other powers as are reasonably incidental thereto. The provisions of this Section are solely for the benefit of the Agent and the Lenders and the Borrower shall not have any rights as a third party beneficiary of the provisions hereof. In performing its functions and duties under this Agreement and the other Credit Documents, the Agent shall act solely as agent of the Lenders and does not assume and shall not be deemed to have assumed any obligation or relationship of agency or trust with or for the Borrower. The Agent agrees to give each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement.

### 10.2    **Delegation of Duties**.

The Agent may execute any of its duties hereunder or under the other Credit Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

### 10.3    **Exculpatory Provisions**.

Notwithstanding any provision to the contrary elsewhere herein and in the other Credit Documents, the Agent shall not have any duties or responsibilities, except those expressly set forth herein and therein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any of the other Credit Documents, or shall otherwise exist against the Agent. Without limiting the generality of the foregoing, the Agent:

(a)    shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)    shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents), provided that the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Credit Document or applicable law; and

(c)    shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

Neither the Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection herewith or in connection with any of the other Credit Documents (except for its or such Person's own gross negligence or willful misconduct), or responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by the Borrower contained herein or in any of the other Credit Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent under or in connection herewith or in connection with the other Credit Documents, or enforceability or sufficiency therefor of any of the other Credit Documents, or for any failure of the Borrower to perform its obligations hereunder or thereunder. The Agent shall not be responsible to any Lender for, nor have any duty to inquire into, (i) the effectiveness, genuineness, validity, enforceability, collectibility or sufficiency of this Agreement, or any of the other Credit Documents, (ii) any representations, warranties, recitals or statements made herein or therein or made by the Borrower in any written or oral statement or in any financial or other statements, instruments, reports, certificates or any other documents in connection herewith or therewith furnished or made by the Agent to the Lenders or by or on behalf of the Borrower to the Agent or any Lender, (iii) the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or therein or as to the use of the proceeds of the Loans or Letters of Credit or of the existence or possible existence of any Default or Event of Default or to inspect the properties, books or records of the Borrower or (iv) the satisfaction of any condition set forth in Section 5 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent. The Agent is not a trustee for the Lenders and owes no fiduciary duty to the Lenders.

### 10.4 <u>Reliance on Communications</u>.

The Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower, independent accountants and other experts selected by the Agent with reasonable care). In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Agent shall have received notice to the contrary from such Lender or such L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Agent may deem and treat the Lenders as the owner of its interests hereunder for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Agent in accordance with Section 11.3(b). The Agent shall be fully justified in failing or refusing to take any action under this Agreement or under any of the other Credit Documents unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or under any of the other Credit Documents in accordance with a request of the Required Lenders (or to the extent specifically provided in Section 11.6, all the Lenders) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders (including their successors and assigns).

### 10.5 <u>Notice of Default</u>.

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Agent has received notice from a Lender or the Borrower referring to the Credit Document, describing such Default or Event of Default and stating that such notice is a "notice of default." In the event that the Agent receives such a notice, the Agent shall give prompt notice thereof to the Lenders. The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders.

### 10.6 **Non-Reliance on Agent and Other Lenders**.

Each Lender expressly acknowledges that neither the Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates has made any representations or warranties to it and that no act by the Agent or any affiliate thereof hereinafter taken, including any review of the affairs of the Borrower and its Subsidiaries, shall be deemed to constitute any representation or warranty by the Agent to any Lender. Each Lender represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, assets, operations, property, financial and other conditions, prospects and creditworthiness of the Borrower or its Subsidiaries and made its own decision to make its Extensions of Credit hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement, and to make such investigation as it deems necessary to inform itself as to the business, assets, operations, property, financial and other conditions, prospects and creditworthiness of the Borrower or its Subsidiaries. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agent hereunder, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, assets, property, financial or other conditions, prospects or creditworthiness of the Borrower or its Subsidiaries which may come into the possession of the Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

### 10.7 **Indemnification**.

Each Lender agrees to indemnify the Agent in its capacity as such and each L/C Issuer in its capacity as such (in each case to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to its Commitment Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including without limitation at any time following the payment in full of the Borrower Obligations) be imposed on, incurred by or asserted against the Agent or such L/C Issuer, as the case may be, in its capacity as such in any way relating to or arising out of this Agreement or the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Agent or such L/C Issuer under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or willful misconduct of the Agent or such L/C Issuer, as the case may be, or from any losses suffered by the Agent solely as a result of the Borrower's failure to make payments as required pursuant to Section 3.4(c). If any indemnity furnished to the Agent or an L/C Issuer, as the case may be, for any purpose shall, in the opinion of the Agent or such L/C Issuer, as the case may be,, be insufficient or become impaired, the Agent or such L/C Issuer, as the case may be, may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished.  The agreements in this Section 10.7 shall survive the payment of the Borrower Obligations and all other amounts payable hereunder and under the other Credit Documents.

### 10.8    Agent in Its Individual Capacity.

The Agent in its individual capacity and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower and its Subsidiaries as though the Agent were not Agent hereunder.  With respect to the Loans made and all Borrower Obligations owing to it, the Agent in its individual capacity shall have the same rights and powers under this Agreement as any Lender and may exercise the same as though they were not Agent, and the terms "Lender" and "Lenders" shall include the Agent in its individual capacity.

### 10.9    Resignation of Agent.

(a) The Agent may at any time give notice of its resignation to the Lenders and the Borrower.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right to appoint from among the Lenders a successor, which (unless an Event of Default is continuing) shall be approved by the Borrower (such consent not to be unreasonably withheld or delayed).  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the "Resignation Effective Date"), then the retiring Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above.  Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)    If the Person serving as Agent is a Defaulting Lender, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person remove such Person as Agent and, with the consent of the Borrower (unless an Event of Default is continuing), (such consent not to be unreasonably withheld or delayed), appoint a successor.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the "Removal Effective Date"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)    With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Agent shall be discharged from its duties and obligations as Agent hereunder and under the other Credit Documents and (2) except for any indemnity payments owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Agent as provided for above.  Upon the acceptance of a successor's appointment as Agent hereunder,

Integrys Five Year Credit Agreement

such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Agent (other than any rights to indemnity payments owed to the retiring or removed Agent), and the retiring or removed Agent shall be discharged from all of its duties and obligations as Agent hereunder or under the other Credit Documents.  The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.  After the retiring or removed Agent's resignation or removal hereunder and under the other Credit Documents, the provisions of this Article and Section 7.6 shall continue in effect for the benefit of such retiring or removed Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as Agent.

(d)　　Any resignation by U.S. Bank as Agent pursuant to this Section shall also constitute its resignation as an L/C Issuer and the Swing Line Lender.  Upon the acceptance of a successor's appointment as Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer and Swing Line Lender, (b) the retiring L/C Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Credit Documents, and (c) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.

### 10.10　**Other Agents**.

None of the Book Manager, the Active Arrangers, the Syndication Agent or the Documentation Agents, in their capacity as such, shall have any duties or obligations of any kind under this Agreement.

### Section 11.　MISCELLANEOUS

### 11.1　**Notices**.

(a)　　Except as otherwise expressly provided herein, all notices and other communications shall have been duly given and shall be effective (i) when delivered, (ii) when transmitted via telecopy (or other facsimile device) during normal business hours (or if delivered outside of normal business hours, shall be effective at the open of the next Business Day) or (iii) the Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, in each case to the Borrower or the Agent at the address or telecopy numbers set forth on Schedule 11.1, or to any other party at the address or telecopy number set forth on its Administrative Questionnaire or at such other address as such party may specify by written notice to the other parties hereto.

(b)　　THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR

Integrys Five Year Credit Agreement

OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to the Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower's or the Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses result from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(c)     Each Lender agrees to notify the Agent from time to time to ensure that the Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

**11.2     Right of Set-Off**.

If an Event of Default shall have occurred and be continuing and the Borrower Obligations have been accelerated pursuant to Section 9.2 hereof, each Lender each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Lender or any such Affiliate, to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Credit Document to such Lender or its respective Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Credit Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Agent for further application in accordance with the provisions of Section 2.11 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and its respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or its respective Affiliates may have. Each Lender agrees to notify the Borrower and the Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

**11.3     Successors and Assigns**.

(a) <u>Successors and Assigns Generally</u>. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) <u>Assignments</u>. Any Lender may, with the consent of each L/C Issuer and the Swing Line Lender (which consent will not be unreasonably withheld or delayed), assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Loan Commitment and the Loans at the time owing to it); <u>provided</u> that any such assignment shall be subject to the following conditions:

(i) <u>Minimum Amounts</u>.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender's Revolving Loan Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in paragraph (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in paragraph (b)(i)(A) of this Section, the aggregate amount of the Revolving Loan Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Revolving Loan Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if "<u>Trade Date</u>" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, and an integral multiple of $1,000,000 in excess thereof, unless each of the Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) <u>Proportionate Amounts</u>. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Revolving Loan Commitment assigned.

(iii)Required Consents. No consent shall be required for any assignment except to the extent required by paragraph (b)(i)(B) of this Section and, in addition:

(A) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) a Default or Event of Default has occurred and is continuing at the time of such assignment, or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund;

(B) the consent of the Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Loan Commitments; and

(C) the consent of each L/C Issuer and Swing Line Lender shall be required for any assignment in respect of the Revolving Loan Commitments.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Agent an Administrative Questionnaire.

(v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower's Affiliates or Subsidiaries or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B).

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural Person.

(vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Agent, each L/C Issuer, each Swing Line Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swing Line Loans in accordance with its Applicable Percentage. Notwithstanding the

Integrys Five Year Credit Agreement

foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 4, 11.4 and 11.5 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.

(c) Register.  The Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Loan Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent demonstrable error, and the Borrower, the Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural Person or the Borrower or any of the Borrower's Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Revolving Loan Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Agent, the L/C Issuers and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.  For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 10.7 with respect to any payments made by such Lender to its Participant(s).

Integrys Five Year Credit Agreement

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver with respect to provisions relating to amendments requiring unanimous consent of the Lenders that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.1, 4.2, 4.3 and 4.4 (subject to the requirements and limitations therein, including the requirements under Section 4.4 (it being understood that the documentation required under Section 4.4 shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Section 4.5 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Sections 4.1, 4.2, 4.3 and 4.4, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.  Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 4.5 with respect to any Participant.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.2 as though it were a Lender; provided that such Participant agrees to be subject to Section 3.8 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a nonfiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Credit Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent demonstrable error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(e) Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) Information.  Any Lender may furnish any information concerning the Borrower and its Subsidiaries in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants); provided that the furnishing of such information shall be subject to the provisions of Section 11.10 below.

(g) SPC's. Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to a special purpose funding vehicle (an "SPC") the option to fund all or any part of any Loan that such Granting Lender would otherwise be obligated to fund pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to fund all or any part of such Loan, the Granting Lender shall be obligated to fund such Loan pursuant to the terms hereof, (iii) no SPC shall have any voting rights pursuant to Section 11.6 (all such voting rights shall be retained by the Granting Lender), (iv) with respect to notices, payments and other matters hereunder, the Borrower, the Agent and the Lenders shall not be obligated to deal with an SPC, but may limit their communications and other dealings relevant to such SPC to the applicable Granting Lender, and (v) with respect to the funding of any Loan by an SPC, the Borrower shall not have to pay any greater cost, or incur any greater expense, under the provisions of Section 4 of this Agreement or otherwise, than if all Loans were funded by the applicable Granting Lender without the involvement of an SPC. The funding of a Loan by an SPC hereunder shall utilize the Revolving Loan Commitment of the Granting Lender to the same extent that, and as if, such Loan were funded by such Granting Lender. Each party hereto hereby agrees that no SPC shall be liable for any indemnity or payment under this Agreement for which a Lender would otherwise be liable for so long as, and to the extent, the Granting Lender provides such indemnity or makes such payment. In furtherance of the foregoing, each party hereto hereby agrees (which agreements shall survive termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained in this Agreement, any SPC may disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or guarantee to such SPC. This clause (h) may not be amended without the prior written consent of each Granting Lender, all or any part of whose Loan is being funded by an SPC at the time of such amendment.

### 11.4    No Waiver; Remedies Cumulative; Enforcement.

No failure or delay on the part of the Agent or any Lender in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing between the Borrower and the Agent or any Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights and remedies provided herein are cumulative and not exclusive of any rights or remedies which the Agent or any Lender would otherwise have. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Agent or the Lenders to any other or further action in any circumstances without notice or demand.

Integrys Five Year Credit Agreement

Notwithstanding anything to the contrary contained herein or in any other Credit Document, the authority to enforce rights and remedies hereunder and under the other Credit Documents against the Borrower shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with Section 9.2 for the benefit of all the Lenders and the L/C Issuers; provided, however, that the foregoing shall not prohibit (a) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Credit Documents, (b) any L/C Issuer or the Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer or Swing Line Lender, as the case may be) hereunder and under the other Credit Documents, (c) any Lender from exercising setoff rights in accordance with Section 11.2 (subject to the terms of Section 3.6), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to the Borrower under any debtor relief law; and provided, further, that if at any time there is no Person acting as Agent hereunder and under the other Credit Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Agent pursuant to Section 9.2 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 3.6, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

### 11.5 **Payment of Expenses, etc**.

The Borrower agrees to: (i) pay all reasonable out-of-pocket costs and expenses of the Agent and the Active Arrangers in connection with (A) the negotiation, preparation, execution and delivery and administration of this Agreement and the other Credit Documents and the documents and instruments referred to therein (including, without limitation, legal fees of one counsel for the Agent) and (B) any amendment, waiver or consent relating hereto and thereto including, but not limited to, any such amendments, waivers or consents resulting from or related to any work-out, renegotiation or restructure relating to the performance by the Borrower under this Agreement, (ii) pay all reasonable out-of-pocket costs and expenses of the Agent, each L/C Issuer and the Lenders in connection with (A) enforcement of the Credit Documents and the documents and instruments referred to therein (including, without limitation, in connection with any such enforcement, the reasonable fees and disbursements of counsel for the Agent, each L/C Issuer and each of the Lenders) and (B) any bankruptcy or insolvency proceeding of the Borrower and (iii) indemnify the Agent, the Active Arrangers, each L/C Issuer and each Lender and their respective Related Parties from and hold each of them harmless against any and all losses, liabilities, claims, damages or expenses incurred by any of them as a result of, or arising out of, or in any way related to, or by reason of, any investigation, litigation or other proceeding (whether or not the Agent, the Active Arrangers, any L/C Issuer or any Lender is a party thereto) related to the entering into and/or performance of any Credit Document or the use of proceeds of any Loans (including other extensions of credit) hereunder or the consummation of any other transactions contemplated in any Credit Document, including, without limitation, the reasonable fees and disbursements of counsel incurred in connection with any such investigation, litigation or other proceeding (but excluding any such losses, liabilities, claims, damages or expenses to the extent incurred by reason of gross negligence or willful misconduct on the part of the Person to be indemnified or such Person's employer, employee or co-employee); provided that the foregoing indemnity by the Borrower shall not extend to disputes solely among the Lenders or

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litigation commenced by the Borrower which (a) seeks enforcement of any of the Borrower's rights hereunder and (b) is determined in a final judgment adverse to the Agent and the Lenders. No Person referred to in this Section 11.5 shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except to the extent such damages (which shall in any event be limited to direct or actual damages, as opposed to indirect, special, incidental, consequential or punitive damages) result from the gross negligence or willful misconduct of such Person. The agreements in this Section 11.5 shall survive the payment of the Borrower Obligations and all other amounts payable hereunder and under the other Credit Documents.

### 11.6    <u>Amendments, Waivers and Consents</u>.

Neither this Agreement, nor any other Credit Document nor any of the terms hereof or thereof may be amended, changed, waived, discharged or terminated unless such amendment, change, waiver, discharge or termination is in writing and signed by the Required Lenders and the Borrower, and acknowledged by the Agent; provided that no such amendment, change, waiver, discharge or termination shall:

(a) extend the Maturity Date, or postpone or extend the time for any payment or prepayment of principal without the consent of each Lender affected thereby;

(b) reduce the rate or extend the time of payment of interest (other than as a result of waiving the applicability of any post-default increase in interest rates) thereon or fees or other amounts payable hereunder without the consent of each Lender affected thereby;

(c) reduce or waive the principal amount of any Loan without the consent of each Lender affected thereby;

(d) increase or extend the Revolving Loan Commitment of a Lender (it being understood and agreed that a waiver of any Default or Event of Default shall not constitute a change in the terms of any Revolving Loan Commitment of any Lender) without the consent of each Lender affected thereby;

(e) release the Borrower from its obligations under the Credit Documents without the consent of each Lender affected thereby;

(f) amend, modify or waive any provision of this Section 11.6 or Section 3.6 without the consent of each Lender;

(g) reduce any percentage specified in, or otherwise modify, the definition of Required Lenders without the consent of each Lender; or

(h) consent to the assignment or transfer by the Borrower of any of its rights and obligations under (or in respect of) the Credit Documents without the consent of each Lender.

Integrys Five Year Credit Agreement

No provision of Section 2.9 or Section 10 may be amended or modified without the consent of the Agent.

No amendment, waiver or consent shall, unless in writing and signed by each L/C Issuer, adversely affect the rights or obligations of the L/C Issuers in their capacities as such under this Agreement.

No amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender, affect the rights or obligations of the Swing Line Lender in its capacity as such under this Agreement.

Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth above, each Lender is entitled to vote as such Lender sees fit on any reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein.

Each Lender understands and agrees that if such Lender is a Defaulting Lender then it shall not be entitled to vote on any matter requiring the consent of the Required Lenders or to object to any matter requiring the consent of all the Lenders (except that (x) an increase or extension of the Commitment(s) of such Defaulting Lender, (y) any reduction of the amount of principal or interest owed to such Defaulting Lender and (z) or any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall, in each case, require the consent of such Defaulting Lender); provided, however, that all other benefits and obligations under the Credit Documents shall apply to such Defaulting Lender.

### 11.7 Counterparts/Telecopy.

This Agreement may be executed in any number of counterparts, each of which where so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts by telecopy shall be as effective as an original and shall constitute a representation that an original will be delivered.

### 11.8 Headings.

The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

### 11.9 Survival of Indemnification and Representations and Warranties.

All indemnities set forth herein and all representations and warranties made herein shall survive the execution and delivery of this Agreement, the making of the Loans and the repayment of the Loans and other obligations and the termination of the Revolving Loan Commitments hereunder.

### 11.10 Confidentiality.

Integrys Five Year Credit Agreement

Neither the Agent nor any Lender shall disclose any Confidential Information to any Person, without the prior written consent of the Borrower, other than (a ) (i) to the Agent's or such Lender's Affiliates or any of their respective Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and such person shall have agreed to keep such Confidential Information confidential on substantially the same terms as provided herein), (ii) to the extent required or requested by any regulatory authority having jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (iii) to any other party hereto and (iv) as contemplated by Section 11.3, to actual or prospective assignees and participants, and to any direct or indirect contractual counterparties (or the professional advisors thereto) to any swap or derivative transaction relating to the Borrower and its obligations (provided, such assignees, participants, counterparties and advisors are advised of and agree to be bound by either the provisions of this Section 11.10 or other provisions at least as restrictive as this Section 11.10), (b) as required by any law, rule or regulation or by judicial process, (c) to any rating agency when required by it to do so or to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers; provided that, prior to any such disclosure, such rating agency, CUSIP Service Bureau or similar agency shall undertake to preserve the confidentiality of any Confidential Information relating to the Borrower received by it from such Lender, (d) as requested or required by any state, federal or foreign authority or examiner of appropriate jurisdiction regulating banks or banking, (e) to protect, preserve, exercise or enforce the Agent's or such Lender's rights under or pursuant to this Agreement or any Note, and (f) to perform any of the Agent's or such Lender's obligations under or pursuant to this Agreement or any Note.

### 11.11  Governing Law; Jurisdiction, etc.

(a)     Governing Law.  This Agreement and the other Credit Documents and any claims, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement or any other Credit Document (except, as to any other Credit Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York.

(b)     Jurisdiction.  The Borrower irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Agent, any Lender or any Related Party of the foregoing in any way relating to this Agreement or any other Credit Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such  courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or in any other Credit Document shall affect any right that the  Agent, any Lender may otherwise have to bring

Integrys Five Year Credit Agreement

any action or proceeding relating to this Agreement or any other Credit Document against the Borrower or its properties in the courts of any jurisdiction.

(c)     Waiver of Venue.  The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Credit Document in any court referred to in paragraph (b) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)     Service of Process.  Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 11.1.  Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law. Notwithstanding the foregoing, process shall not be served by telecopy.

## 11.12   **Waiver of Jury Trial; Waiver of Consequential Damages**.

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.  THE BORROWER AGREES NOT TO ASSERT ANY CLAIM AGAINST THE AGENT, ANY LENDER, ANY OF THEIR AFFILIATES, OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, ATTORNEYS OR AGENTS, ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF OR OTHERWISE RELATING TO ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

## 11.13   **Payments Set Aside**.

To the extent that any payment by or on behalf of the Borrower is made to the Agent, any L/C Issuer or any Lender, or the Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any bankruptcy or insolvency laws or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.  The obligations of the Lenders and the L/C Issuers under clause (b) of the preceding sentence shall survive the payment in full of the obligations under this Agreement and the termination of this Agreement.

**11.14** **Time**.

All references to time herein shall be references to Central Standard Time or Central Daylight Time, as the case may be, unless specified otherwise.

**11.15** **Severability**.

If any provision of any of the Credit Documents is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

**11.16** **Assurances**.

The Borrower agrees, upon the request of the Agent, to promptly take such actions, as reasonably requested, as are consistent with and necessary to carry out the intent of this Agreement and the other Credit Documents.

**11.17** **USA Patriot Act Notification**.

The following notification is provided to the Borrower pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for the Borrower: When the Borrower opens an account, if the Borrower is an individual, the Agent and the Lenders will ask for the Borrower's name, residential address, tax identification number, date of birth, and other information that will allow the Agent and the Lenders to identify the Borrower, and, if the Borrower is not an individual, the Agent and the Lenders will ask for the Borrower's name, tax identification number, business address, and other information that will allow the Agent and the Lenders to identify the Borrower.  The Agent and the Lenders may also ask, if the Borrower is an individual, to see the Borrower's driver's license or other identifying documents, and, if the Borrower is not an individual, to see the Borrower's legal organizational documents or other identifying documents.

**11.18** **Entirety**.

This Agreement together with the other Credit Documents represent the entire agreement of the parties hereto and thereto, and supersede all prior agreements and understandings, oral or written, if any, including any commitment letters or correspondence relating to the Credit Documents or the transactions contemplated herein and therein.

**11.19** **No Advisory or Fiduciary Responsibility**.

Integrys Five Year Credit Agreement

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document), the Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Agent, the Lenders and the Active Arrangers are arm's-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Agent, the Lenders and the Active Arrangers, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents; (ii) (A) the Agent, each Lender and each Arranger is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Agent nor any Lender nor any Arranger has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; and (iii) the Agent, the Lenders and the Active Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Agent nor any Lender nor any Arranger has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Agent, the Lenders and the Active Arrangers with respect to any breach or alleged breach of fiduciary duty in connection with any aspect of any transaction contemplated hereby.

**[Remainder of Page Intentionally Left Blank, Signature Pages Follow]**

Integrys Five Year Credit Agreement

Each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.


**Borrower:**                          **INTEGRYS ENERGY GROUP, INC.**

By: _____
Name: William J. Guc
Title: Vice President and Treasurer


**Lenders:**                           **U.S. BANK NATIONAL ASSOCIATION**
                                       individually in its capacity as a Lender and as Agent


By: _____
Name: _____
Title: _____

Each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

Borrower:                          **INTEGRYS ENERGY GROUP, INC.**

By: _____
Name: _____
Title: _____

Lenders:                           **U.S. BANK NATIONAL ASSOCIATION**
individually in its capacity as a Lender and as Agent

By: _____
Name: Michael T. Sagges
Title:  Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.**



By: _____

Name: Chi-Cheng Chen

Title: Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**Union Bank, N.A.,**

By:

Name: Efrain Soto
Title: Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**JPMORGAN CHASE BANK, N.A.**

By: _____

Name:        Helen D. Davis

Title:        Vice President



Signature Page to Integrys Energy Group Five Year Credit Agreement.

**KEYBANK NATIONAL ASSOCIATION**

By: /s/ Paul J. Pace
Name: Paul J. Pace
Title: Senior Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

MIZUHO CORPORATE BANK, LTD.

Name: Raymond Ventura
Title: Deputy General Manager

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**The Bank of Nova Scotia**

By: _____

Name: Thane Rattew

Title: Managing Director

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**COBANK, ACB**

By:

Name: John H. Kemper

Title: Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**WELLS FARGO BANK, N.A.**

By: _____

Name: Shawn Young

Title: Director

**BANK OF AMERICA, N.A.**

BY:

NAME: **PATRICK MARTIN**

TITLE: **DIRECTOR**

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**DEUTSCHE BANK AG NEW YORK BRANCH**



By: _____
Name:        Yvonne Tilden
Title:        Director

By: _____
Name:        Virginia Cosenza
Title:        Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**MORGAN STANLEY BANK, N.A.**

By: _____

Name: Michael King

Title: Authorized Signatory

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**GOLDMAN SACHS BANK USA**

By: _____

Name: Mark Walton

Title:  Authorized Signatory

Signature Page to Integrys Energy Group Five Year Credit Agreement.

THE NORTHERN TRUST COMPANY

By: _Peter J. Hal_

Name: Peter J. Hallan

Title: Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**National Cooperative Services Corporation**

By:  _Daniel Lyzinski_
Name:  Daniel Lyzinski
Title:  Assistant Secretary Treasury

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**The Huntington National Bank**

By:
Name: Lori Cummins-Meyer
Title: Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**Associated Bank, N.A.**

By: _____

Name: Kristin A. Isleib

Title: Senior Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**PNC BANK, NATIONAL ASSOCIATION**

By: _____

Name: Patrick Flaherty

Title:  Assistant Vice President

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**Fifth Third Bank**

By: _R. Szymanski_

Name: _Robert Szymanski_

Title: _Portfolio Manager_

Signature Page to Integrys Energy Group Five Year Credit Agreement.

**Chang Hwa Commercial Bank, Ltd.,
Los Angeles Branch**



By: _____
Name: Chu-I Hung_____
Title: VP & General Manager_____

Schedule 1.1
to
Credit Agreement

## Commitment Percentages

| Lender | Commitment Percentage | Revolving Loan Commitment |
|---|---|---|
| U.S. Bank National Association | 7.750000000000% | $49,212,500.00 |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 3.875000000000% | $24,606,250.00 |
| Union Bank, N.A. | 3.875000000000% | $24,606,250.00 |
| JPMorgan Chase Bank, N.A. | 7.750000000000% | $49,212,500.00 |
| KeyBank National Association | 7.750000000000% | $49,212,500.00 |
| Mizuho Corporate Bank, Ltd. | 7.750000000000% | $49,212,500.00 |
| The Bank of Nova Scotia | 7.750000000000% | $49,212,500.00 |
| CoBank ACB | 7.500000000000% | $47,625,000.00 |
| Wells Fargo, N.A. | 5.750000000000% | $36,512,500.00 |
| Bank of America, N.A. | 5.250000000000% | $33,337,500.00 |
| Deutsche Bank AG New York Branch | 5.000000000000% | $31,750,000.00 |
| Morgan Stanley Bank, N.A. | 4.500000000000% | $28,575,000.00 |
| Goldman Sachs Bank USA | 4.500000000000% | $28,575,000.00 |
| The Northern Trust Company | 4.500000000000% | $28,575,000.00 |
| National Cooperative Services Corporation | 4.500000000000% | $28,575,000.00 |
| The Huntington National Bank | 4.250000000000% | $26,987,500.00 |
| Associated Bank, N.A. | 2.250000000000% | $14,287,500.00 |
| PNC Bank, National Association | 2.250000000000% | $14,287,500.00 |
| Fifth Third Bank | 2.250000000000% | $14,287,500.00 |
| Chang Hwa Commercial Bank, Ltd. | 1.000000000000% | $6,350,000.00 |
| | 100.000000000000% | $635,000,000.00 |

## Schedule 2.9:  Existing Letters of Credit

None

## Schedule 6.1: Subsidiaries

## Borrower's Principal Subsidiaries and other
## Subsidiaries as of the Closing Date

Integrys Energy Group, Inc.

    Integrys Business Support, LLC

    WPS Investments LLC

    WPS Visions, Inc.

    Wisconsin Public Service Corporation

        WPS Leasing

    Upper Peninsula Power Company

    Michigan Gas Utilities Corporation

    Minnesota Energy Resources Corporation

    Penvest

    Integrys Energy Services Inc.

        Integrys Energy Services of New York, Inc.

        Integrys Energy Services - Electric, LLC

        Integrys Energy Services - Natural Gas, LLC

        PERC Holdings, LLC

        Quest Energy LLC

        WPS Power Development, LLC

            Winnebago Energy Center LLC

            Combined Locks Energy Center, LLC

            ECO Coal Pelletization No. 12 LLC

            Solar Hold 2008-1, LLC

              Soltage-MAZ 700 Tinton Falls, LLC

Soltage-ADC 630 Jamesburg, LLC

Soltage-PLG 500 Milford, LLC

Integrys Solar, LLC

Camden Solar Center, LLC

Crimson Solar, LLC

Gilbert Solar Facility I, LLC

Hemlock Solar, LLC

Sun Devil Solar LLC

Solar Star California II, LLC

Integrys NJ Solar, LLC

Solar Star New Jersey VI, LLC

Sunbury Holdings, LLC

WPS Westwood Generation LLC

PDI Stoneman, Inc.

Wisconsin Woodgas LLC

WPS Empire State Inc.

WPS Beaver Falls Generation

WPS Syracuse Generation

LGS Renewables I, LLC

Integrys Energy Services of Canada Corp

Peoples Energy, LLC

Integrys Transportation Fuels, LLC

Pinnacle CNG Company

Pinnacle CNG Systems, LLC

Trillium USA Company

Integrys Five Year Credit Agreement

Trillium USA, LLC

The Peoples Gas Light and Coke Company

Peoples Gas Neighborhood Development
Corporation

North Shore Gas Company

Peoples Energy Ventures, LLC

Peoples Energy Home Services, LLC

Peoples Energy Neighborhood
Development, LLC

Peoples Technology, LLC

## Schedule 8.3:  Permitted Asset Sales

1.    Sales of accounts receivable in connection with asset securitizations, including securitizations of environmental retrofits.

# Schedule 8.6: Existing Liens

## (Liens of Borrower or Principal Subsidiaries)

| Secured Party, Filing Date and Filing Number | Description |
|---|---|
| **Debtor: Wisconsin Public Service Corporation** | |
| Wells Fargo Bank Northwest, N.A. 11/05/92 01312991 (Wisconsin DFI) | Synthetic lease of railcars; probably not a Lien. |
| First Security Bank of Utah, N.A. 11/11/93 01391037 (Wisconsin DFI) | Synthetic lease of railcars; probably not a Lien. |
| First Security Bank of Utah, N.A. 11/29/93 01394204 (Wisconsin DFI) | Synthetic lease of railcars; probably not a Lien. |
| Wisconsin Lift Truck 08/27/2008 080012075520 (Wisconsin DFI) | 2007 Power Boss; Model # Admiral 42; S/N # Admiral 4201042 |
| **Debtor: Integrys Energy Services Inc. (formerly known as WPS Energy Services, Inc.)** | |
| None. | |
| **Debtor: Peoples Energy, LLC (formerly known as Peoples Energy Corporation)** | |
| Niagara Mohawk Power Corporation 6/06/2006 011029604 (Illinois SOS) | All Debtor's right, title and interest in Collateral as defined in security agreement for Billing Services and for the Purchase of Gas Accounts Receivable ("Agreement"). Collateral shall include: All Accounts Receivable purchased by Secured Party under the Agreement; The deposit; and all Unbilled Receivable to be purchased by Secured Party under the Agreement. |

## Debtor:  The Peoples Gas Light and Coke Company

U.S. Bank National Association, as Trustee        Collateral covered by Mortgage Indenture
10/10/03 (continued 10/9/08)
7675712 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
03/07/2011
016064343 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
03/07/2011
 016064351 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
05/12/2011
1626614 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
05/17/2011
16277053 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
05/17/2011
16277045 (Illinois SOS)

United Rentals Northwest, Inc.                    Certain Equipment
05/17/2011
16277061 (Illinois SOS)


## Debtor:  North Shore Gas Company

All Debtor's assets under Indenture

Schedule 11.1

to

Credit Agreement

**Borrower**

Integrys Energy Group, Inc.
Attn: William J. Guc, Treasurer
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307
Phone: (920) 433-2639
Fax: (920) 433-1526

With a copy to:

David K. Waltz
Integrys Energy Group, Inc.
130 East Randolph Drive, 18th Floor
Chicago, IL 60601
Phone: (312) 240-4861
DKWaltz@integrysgroup.com

**Agent**

U.S. Bank National Association
461 Fifth Avenue
New York, NY 10017
Phone: (920) 237-7951
Fax: (920) 237-7993
Attn: Barb Campbell
complex_credits_oshkosh@usbank.com

**Lenders**

| |
|---|
| The Bank of Nova Scotia<br>One Liberty Plaza, 26th Floor<br>New York, NY 10006<br>Phone: (212) 225-5705<br>Fax: (212) 225-5709<br>Attn: Mellissa McMillan<br>mellissa_mcmillan@scotiacapital.com |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>1251 Avenue of the Americas<br>New York, NY 10020-1104<br>Phone: (201) 413-8570 |

| |
|---|
| Fax:  (201) 521-2304/2305<br>Attn:  Rolando Uy |
| JPMorgan Chase Bank, N.A.<br>10 S. Dearborn, Floor 7<br>Mailcode:  IL1-0010<br>Chicago, IL  60603<br>Phone:  (312) 385-7072<br>Fax:  (312) 256-2608<br>Attn:  Non-Agented Servicing Team<br>Cls.chicago.non.agented.servicing@chase.com |
| KeyBank National Association<br>127 Public Square<br>Cleveland, Ohio 44114<br>Phone:  (216) 689-0412<br>Fax:  (216) 689-5962<br>Attn:  Donna Boening<br>Donna_L_Boening@KeyBank.com |
| Mizuho Corporate Bank (USA)<br>1252 Avenue of the Americas<br>New York, NY  10020<br>Phone:  (201) 626-9134<br>Fax:  (201) 626-9941<br>Attn:  Sophia White-Larmond<br>Sophia.white-larmond@mizuhocbus.com |
| Union Bank, N.A.<br>445 S Figueroa St 15th Floor<br>Los Angeles, CA 90071<br>Phone:  (213) 236-5724<br>Fax:  (213) 236-4096<br>Attn:  Hideyuki Okamoto<br>hideyuki.okamoto@unionbank.com |
| U.S. Bank National Association<br>800 Nicollet Mall<br>Minneapolis, MN  55406<br>Phone: (612) 303-3537<br>Fax: (612) 303-3851<br>Attn: Cheryl Durst<br>cheryl.durst@usbank.com |

Integrys Five Year Credit Agreement

Exhibit 2.2

## FORM OF NOTICE OF BORROWING

TO:        U.S. Bank National Association
           Attention:
           [Address]

RE:        Five Year Credit Agreement dated as of June 13, 2012 among
           Integrys Energy Group, Inc. (the "Borrower"), U.S. Bank
           National Association, as Agent, the agents party thereto and the
           Lenders party thereto (as the same may be amended, modified,
           extended or restated from time to time, the "Credit Agreement")

DATE:             , 201__

_____

1.       This Notice of Borrowing is made pursuant to the terms of the Credit Agreement.  All capitalized terms used herein unless otherwise defined shall have the meanings set forth in the Credit Agreement.

2.       Please be advised that the Borrower is requesting a Revolving Loan in the amount of $_____ to be funded on _____, 201__ at the interest rate option set forth in paragraph 3 below.

3.       The interest rate option applicable to the requested Revolving Loan shall be equal to:

          A.     the Base Rate

          B.     the Adjusted Eurodollar Rate for an Interest Period of:
                 _____ one month
                 _____ two months
                 _____ three months

4.       On the date of the requested Revolving Loan, immediately after giving effect to the funding and the application thereof, the aggregate amount of Revolving Loans plus Swing Line Loans plus all Letter of Credit Obligations outstanding will be $_____, which is less than or equal to the Revolving Loan Commitment.

5.       On and as of the date of the requested Revolving Loan, immediately after giving effect to the funding and the application thereof, the representations and warranties made by the Borrower in any Credit Document (excluding those contained in Sections 6.7 and 6.10 of the Credit Agreement) are true and correct in all material respects except to the extent they expressly relate to an earlier date.

6.       No Default or Event of Default exists or is continuing or will be caused by giving effect to this Notice of Borrowing.

INTEGRYS ENERGY GROUP, INC.


By:_____
    Name:
    Title:

2

Exhibit 2.4

## FORM OF NOTICE OF CONTINUATION/CONVERSION

TO:        U.S. Bank National Association
                Attention:
                [Address]

RE:        Five Year Credit Agreement entered into as of June 13, 2012, among Integrys Energy Group, Inc. (the "Borrower"), U.S. Bank National Association, as Agent, the agents party thereto and the Lenders party thereto (as the same may be amended, modified, extended or restated from time to time, the "Credit Agreement")

DATE:_____, 201__

1.      This Notice of Continuation/Conversion is made pursuant to the terms of the Credit Agreement. All capitalized terms used herein unless otherwise defined shall have the meanings set forth in the Credit Agreement.

2.      Please be advised that the Borrower is requesting that a portion of the current outstanding Revolving Loans, in the amount of $_____, be continued or converted at the interest rate option set forth in paragraph 3 below.

3.      The interest rate option applicable to the continuation or conversion of all or part of the existing Revolving Loans shall be equal to:

          A.      the Base Rate
          B.      the Adjusted Eurodollar Rate for an Interest Period of
                      _____ one month
                      _____ two months
                      _____ three months

4.      Subsequent to the continuation or conversion of the Revolving Loans, as requested herein, the aggregate amount of Revolving Loans plus Swing Line Loans plus all Letter of Credit Obligations outstanding will be $_____, which is less than or equal to the Revolving Loan Commitment.

5.      No Default or Event of Default has occurred and is continuing or would be caused by giving effect to this Notice of Continuation Conversion.

                              INTEGRYS ENERGY GROUP, INC.

                              By:_____
                                Name:
                                Title:

Exhibit 2.7
to
Five Year Credit Agreement

**FORM OF NOTE**

_____, 201_

FOR VALUE RECEIVED, INTEGRYS ENERGY GROUP, INC., a Wisconsin corporation (the "Borrower"), hereby promises to pay to the order of _____ (the "Lender"), at the office of U.S. Bank National Association (the "Agent") as set forth in that certain Five Year Credit Agreement dated as of June 13, 2012, among the Borrower, the Lenders named therein and U.S. Bank National Association, as Agent (as the same may be amended, modified, extended or restated from time to time, the "Credit Agreement"), or at such other place or places as the holder of this Note may designate, the aggregate principal amount of all advances made by the Lender as Loans (and not otherwise repaid), in Dollars and in immediately available funds, on the dates and in the principal amounts provided in the Credit Agreement, and to pay interest on the unpaid principal amount of each Loan made by the Lender, at such office, in like money and funds, for the period commencing on the date of each Loan until each Loan shall be paid in full, at the rates per annum and on the dates provided in the Credit Agreement.

This Note is one of the Notes referred to in the Credit Agreement and evidences Loans made by the Lender thereunder. The Lender shall be entitled to the benefits of the Credit Agreement. Capitalized terms used in this Note have the respective meanings assigned to them in the Credit Agreement and the terms and conditions of the Credit Agreement are expressly incorporated herein and made a part hereof.

The Credit Agreement provides for the acceleration of the maturity of the Loans evidenced by this Note upon the occurrence of certain events (and for payment of collection costs in connection therewith) and for prepayments of Loans upon the terms and conditions specified therein. In the event this Note is not paid when due at any stated or accelerated maturity, the Borrower agrees to pay, in addition to the principal and interest, all costs of collection, including reasonable attorney fees.

Except as permitted by Section 11.3(b) of the Credit Agreement, this Note may not be assigned by the Lender to any other Person.

The date, amount, type, interest rate and duration of Interest Period (if applicable) of each Loan made by the Lender to the Borrower, and each payment made on account of the principal thereof, shall be recorded by the Agent and the Lender on its books; provided that the failure of the Agent or the Lender to make any such recordation shall not affect the obligations of the Borrower to make a payment when due of any amount owing hereunder or under this Note in respect of the Loans to be evidenced by this Note, and each such recordation shall be prima facie evidence of the obligations owing under this Note absent demonstrable error.

**THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed as of the date first above written.

INTEGRYS ENERGY GROUP, INC.


By:_____
    Name:
    Title:

Exhibit 2.8
to
Five Year Credit Agreement

**FORM OF SWING LINE LOAN NOTICE**

Date:  _____, 201__

TO:         U.S. Bank National Association
            Attention:
            [Address]

RE:         Five Year Credit Agreement dated as of June 13, 2012 among
            Integrys Energy Group, Inc. (the "Borrower"), U.S. Bank
            National Association, as Agent, the agents party thereto and the
            Lenders party thereto (as the same may be amended, modified,
            extended or restated from time to time, the "Credit Agreement")

DATE:                  , 201__

1.      This Swing Line Notice is made pursuant to the terms of the Credit Agreement.  All
        capitalized terms used herein unless otherwise defined shall have the meanings set forth
        in the Credit Agreement.

2.      Please be advised that the Borrower is requesting a Swing Line Loan in the amount of
        $_____ to be funded on _____, 201__.

3.      On the date of the requested Swing Line Loan, immediately after giving effect to the
        funding and the application thereof, the aggregate amount of Revolving Loans plus
        Swing Line Loans plus all Letter of Credit Obligations outstanding will be $_____,
        which is less than or equal to the Revolving Loan Commitment.

4.      On and as of the date of the requested Revolving Loan, immediately after giving effect to
        the funding and the application thereof, the representations and warranties made by the
        Borrower in any Credit Document (excluding those contained in Sections 6.7 and 6.10 of
        the Credit Agreement) are true and correct in all material respects except to the extent
        they expressly relate to an earlier date.

5.      No Default or Event of Default exists or is continuing or will be caused by giving effect
        to this Notice of Borrowing.

                            INTEGRYS ENERGY GROUP, INC.


                            By:_____
                                Name:
                                Title:

Exhibit 7.1(c)

## FORM OF OFFICER'S CERTIFICATE

TO:  U.S. Bank National Association
     Attention:
     [Address]

RE:  Five Year Credit Agreement dated as of June 13, 2012
     among Integrys Energy Group, Inc. (the "Borrower"), U.S. Bank
     National Association, as Agent, the agents party thereto and the
     Lenders party thereto (as the same may be amended, modified,
     extended or restated from time to time, the "Credit Agreement")

DATE:_____, ___

      Pursuant to the terms of the Credit Agreement, I, _____ [Chief Financial Officer/Treasurer/Secretary/Assistant Treasurer] of INTEGRYS ENERGY GROUP hereby certify that, as of the fiscal quarter ending _____, 201__, the statements below are accurate and complete in all respects (all capitalized terms used below shall have the meanings set forth in the Credit Agreement):

      A.     Attached hereto as Schedule I are (x) calculations (calculated as of the date of the financial statements referred to in paragraph C. below) demonstrating compliance by the Borrower with the financial covenant contained in Section 7.2 of the Credit Agreement and (y) Borrower's Public Debt Ratings as of the date hereof.

      B.     No Default or Event of Default exists under the Credit Agreement, except as indicated on a separate page attached hereto, together with an explanation of the action taken or proposed to be taken by the Borrower with respect thereto.

      C.     The quarterly/annual financial statements for the fiscal quarter/year ended _____ which accompany this certificate fairly present in all material respects the financial condition of the Borrower and its Subsidiaries and have been prepared in accordance with GAAP, subject to changes resulting from normal year-end audit adjustments.

      INTEGRYS ENERGY GROUP, INC.

      By:_____
        [Chief Financial Officer/Treasurer/Secretary
        Assistant Treasurer]

Schedule 1 to
Exhibit 7.1(c) to
Five Year Credit Agreement

Maximum Leverage Ratio

| | | |
|---|---|---|
| 1. | Total Funded Debt | $______________________ |
| 2. | Net Worth | $______________________ |
| 3. | Capitalization (Line 1 + Line 2) | $______________________ |
| 4. | Total Funded Debt to Capitalization Ratio: (Line 1/Line 3) | ______: 1.00 |

Maximum Permitted Total Funded
Debt to Capitalization Ratio: .65: 1.0

Borrower's Public Debt Ratings:

S&P_______________________________

Moody's______________________________

Exhibit 11.3

**FORM OF ASSIGNMENT AND ASSUMPTION**

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [the][each][1] Assignor identified in item 1 below ([the][each, an] "Assignor") and [the][each][2] Assignee identified in item 2 below ([the][each, an] "Assignee"). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees][3] hereunder are several and not joint.][4] Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of [the Assignor's][the respective Assignors'] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities), and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] "Assigned Interest"). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

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[1] For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

[2] For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

[3] Select as appropriate.

[4] Include bracketed language if there are either multiple Assignors or multiple Assignees.

-2-

1.    Assignor[s]:          _____

                            _____

      [Assignor [is] [is not] a Defaulting Lender]

2.    Assignee[s]:          _____

                            _____

      [for each Assignee, indicate [Affiliate][Approved Fund] of [*identify Lender*]

3.    Borrower:             INTEGRYS ENERGY GROUP, INC.

4.    Administrative Agent: U.S. BANK, NATIONAL ASSOCIATION, as the administrative
                            agent under the Credit Agreement

5.    Credit Agreement:     The $635,000,000 Credit Agreement dated as of [_____] among
                            Integrys Energy Group, Inc., the Lenders parties thereto, U.S. Bank,
                            National Association, as Agent, and the other agents parties thereto

6.    Assigned Interest[s]:

| Assignor[s][5] | Assignee[s][6] | Aggregate Amount of Commitment/Loans for all Lenders[7] | Amount of Commitment/Loans Assigned[8] | Percentage Assigned of Commitment/ Loans[8] | CUSIP Number |
|---|---|---|---|---|---|
| | | $ | $ | % | |
| | | $ | $ | % | |
| | | $ | $ | % | |

[7.   Trade Date:           _____]⁹

[Page break]

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[5] List each Assignor, as appropriate.

[6] List each Assignee, as appropriate.

[7] Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[8] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[9] To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

Effective Date: _____ ___, 20___ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S][10]
[NAME OF ASSIGNOR]


By:_____
  Title:

[NAME OF ASSIGNOR]


By:_____
  Title:

ASSIGNEE[S][11]
[NAME OF ASSIGNEE]


By:_____
  Title:

[NAME OF ASSIGNEE]


By:_____
  Title:

[Consented to and][12] Accepted:

[NAME OF ADMINISTRATIVE AGENT], as
  Administrative Agent

By: _____
  Title:

[Consented to:][13]

---

[10] Add additional signature blocks as needed.

[11] Add additional signature blocks as needed.

[12] To be added only if the consent of the Agent is required by the terms of the Credit Agreement.

[NAME OF RELEVANT PARTY]

By: _____
  Title:

---

To be added only if the consent of the Borrower and/or other parties (e.g. Swing Line Lender, L/C Issuer) is required by the terms of the Credit Agreement.

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

       1.         Representations and Warranties.

       1.1        Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document, or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

       1.2.      Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 11.3(b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section 11.3(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.1 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) [if it is a Foreign Lender] attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2.      Payments.  From and after the Effective Date, the Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignee whether such amounts have accrued prior to, on or after the Effective Date.  The Assignor[s] and the Assignee[s] shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.  Notwithstanding the foregoing, the Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Effective Date to [the][the relevant] Assignee.

3.      General Provisions.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Integrys Five Year Credit Agreement